Brookfield Asset Management	Q3 INTERIM REPORT TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
www.brookfield.com NYSE/TSX: BAM

	Three months ended September 30		Nine months ended September 30
US $ MILLIONS	2006	2005	2006	2005

Net Income	$245	$736	$559	$1,511
- per share [1]	$0.60	$1.82	$1.34	$3.72
Cash flow from operations	$368	$286	$942	$656
- per share [1]	$0.91	$0.69	$2.30	$1.58

[1]	Adjusted to reflect three-for-two stock split.
Fellow Shareholders:
We recently held our annual investor day in New York, which was well attended by many of you. Thank you for your participation and we hope it was helpful as an update on our continually evolving business. Suggestions for next year’s event are welcome and, for those of you who could not attend, the presentation materials are on our web site.
Our strategy remains focused on building one of the leading infrastructure managers, distinguished by best-in-class operating platforms and a strong capitalization so that we can opportunistically respond to both large and time-sensitive transactions.
Over the last year we have launched twelve new institutional and retail funds based on our operating strategies, adding approximately $10 billion of new assets under management. Further, we are building our capital raising relationships in order to be in a position to take on an even greater number of infrastructure transactions as the overall business continues to expand.
While most of the high quality assets which we are purchasing today are being done in partnership with institutions, we continue to own many irreplaceable long-life assets on our balance sheet, which pre-dated our creation of institutional funds. These include high quality office properties, hydroelectric power facilities, timber and transmission lines. On occasion, we have vended assets into institutional funds to establish new platforms, like we did to seed our Retail Shopping Centre Fund in Brazil, but in general, the internal rate of return for these assets continues to meet our return thresholds, relative to our ability to redeploy the capital on a comparable risk-adjusted basis elsewhere.
As we evolve our business model, we expect that the infrastructure assets we own directly, and with partners, should earn leveraged internal rates of return of 12% to 15% over the long term. On the other hand, our asset management operations are both high growth and high return. Our fee streams have the potential to grow at a much faster pace, both because we are starting from a smaller base, and because we expect to begin generating increased performance returns.
We are often asked why we focus on infrastructure asset management, as opposed to general private equity, or other forms of alternative investments. In part, this is because we have specialized in acquiring and operating these types of assets for decades. More importantly, we believe infrastructure will be an important and growing investment class for many years based on the following four factors:
1.	Increased Demand — With the generally low interest rate environment, institutional and retail investors continue to seek investments which generate relatively low risk current income and increasing returns over time. In particular, institutions are seeking stable assets which, as a replacement to traditional fixed income securities, will generate an enhanced and, in many cases, increasing yield to match their long duration liabilities. In this environment, we believe the demand for infrastructure as a general asset class will continue to grow.
2.	Increased Supply — Both governments and corporations will continue to transfer the ownership of infrastructure to private investors. Governments across the world are under pressure to keep up with new infrastructure investment. The privatization of infrastructure has only begun, and we believe that we are in a long trend which will see the transfer of the funding of new infrastructure, and the ownership of current infrastructure into private hands. At the same time, shareholders of corporations continue to encourage management to lower their cost of capital. We believe this will continue to lead corporations to separate their operating businesses from infrastructure assets. This started with the separation of property assets from financial and retail companies years ago, and has continued to occur with power plants being separated from industrial companies, timber assets from forest product manufacturers, and port terminals from shipping companies. The list grows longer as operating businesses and governments reduce the amount of capital tied up in infrastructure assets.
3.	Lower Overall Financing Cost — As a result of the quality of the income streams which are generated from infrastructure, the debt capital markets have matured in order to be able to very efficiently finance infrastructure assets. This evolution started with pass-through mortgage certificates on credit worthy tenants in real estate, moved into the creation of an efficient commercial mortgage-backed security market for property, and is now being applied increasingly to hydroelectric power, timber, toll roads, pipelines and other infrastructure assets. While overall returns to the equity holder have generally stayed in the same range, more cost efficient financings have increased values of infrastructure assets substantially. We believe the financial markets will continue to mature in this regard, both by asset class, and by geographic region, and as a result, asset values of many types of infrastructure will be positively affected.
4.	Good Margins on a Scaleable Business — The property and infrastructure businesses, loosely defined, are by far the largest businesses in the world. We believe the duration of the funds we are creating, the stability of the associated fee revenues and the potential for growth in the size of the business should permit us to produce attractive risk weighted margins from this business, that will in turn create excellent returns for our shareholders.
We believe these four broad trends are working in our favour and should allow us to continue to grow our business profitably. In addition, we believe that, like general private equity, only a few organizations will become dominant entities in this industry. We believe that our substantial capital resources and scalable operating platform positions us to be one of these entities and, while in some ways we have a head start, we also recognize that this does not ensure long-term success.
Financial and Operating Results
Cash flow from operations for the third quarter of 2006 increased 29% over the same period last year to $368 million ($0.91 per share) compared with $286 million in 2005 ($0.69 per share).
Property
Our property operations generated $380 million of cash flow during the quarter. We achieved increased contributions across our operations. The results included a $79 million vend-in gain on the partial sale of some of our shopping centres located in Rio de Janeiro and Sao Paulo for proceeds of $250 million into our newly formed Brazil retail property investment fund, which is focused on the acquisition of retail shopping centres in Brazil. The Fund was formed with more than $700 million of commitments, our share being $200 million, and the balance from institutional investors.
Our core office operations continue to benefit from improved leasing fundamentals that are driving higher rental rates and lower vacancies in most of our key markets. In North America, we are experiencing particular strength in New York and Calgary. In Europe, positive rental fundamentals and cap rate compression resulted in the appraised equity value of our property holdings increasing by over 30% during the first six months of the year. As a reference point, the value of our $267 million investment in Canary Wharf was appraised at approximately $1 billion at June 30, 2006.
Our Real Estate Opportunity Fund recently acquired a portfolio of 33 commercial properties aggregating 5.3 million square feet in 10 cities in the U.S. for approximately $500 million. The portfolio is approximately 65% leased to JP Morgan, which adds stability to the portfolio while we determine plans for each property. During the quarter, the Fund also completed dispositions generating returns in excess of targets.
Subsequent to quarter end, we closed the previously announced acquisition of a $7 billion portfolio of premier office properties in the U.S. totalling 26 million square feet in partnership with a private equity partner. The portfolio includes properties located in New York, Washington D.C., Houston and Los Angeles, consistent with our strategy to invest in markets driven by financial services, government and energy sector tenants.
We also acquired a 1.2 million square foot property in downtown Houston and signed a lease for 100% of the property with Chevron. This acquisition establishes Brookfield as the largest office property owner in downtown Houston with over 7 million square feet, and the largest provider of office space to energy sector tenants in North America.
Our residential operations contributed $92 million of cash flow during the third quarter, exceeding plan. This performance is attributed primarily to the strength of our Alberta operations, which continue to benefit from the strong oil and gas sector. After very strong increases in prices in the first half, land and housing prices have levelled off in Calgary, as supply and demand fundamentals have come more into balance. Despite this, we achieved record financial results in this part of our operations. On the other hand, the U.S. housing market remains challenging for our U.S. residential operation, particularly in the San Diego and Washington D.C. markets. However, we believe we are well positioned to weather this housing cycle given our relatively low cost land basis, and we are positioning ourselves for growth in the current environment.
The outlook for the Brazilian economy and housing market is very positive given the sustained strength in commodity prices. There is also growing optimism that interest rates in Brazil will continue to decline, which will have a very positive impact on real estate activity. Accordingly, we filed a prospectus during the quarter to list our Brazilian homebuilding company on the São Paulo Stock Exchange. Known as Brascan Residential Properties, it is one of the leading developers and builders of residential buildings and master-planned communities in Rio de Janeiro and São Paulo with over 25 years of experience. On October 23, we closed an internationally marketed initial public offering of shares of this company, raising proceeds of approximately $500 million. Post closing, we own 63% of Brascan Residential, which based on the IPO price has a market value of $825 million, and we will record a gain on this transaction in the fourth quarter. We welcome our new partners who participated in this IPO and look forward to building Brascan Residential into the leading residential developer in this exciting fast-growing market.
2     Brookfield Asset Management | Q3 / 2006 Interim Report

Power
Our power operations generated cash flow of $122 million during the quarter, which compares favourably with the $92 million generated in the third quarter of 2005. The growth in cash flow is due largely to water flows which were consistent with long-term averages as compared with below average conditions last year. Although spot prices were lower during the quarter than last year, much of our power was pre-sold at higher prices.
Generation for the third quarter totalled 2,765 gigawatt hours (GWh), a 27% increase compared to 2,176 GWh in the third quarter of 2005. This increase in production is attributable to above average hydrological conditions in New York, New England and Quebec, as well as the contribution from the newly acquired facilities. Our Ontario and Louisiana operations continue to deliver below average generation due to drier than normal conditions.
High natural gas storage levels and mild weather across North America have put downward pressure on current natural gas and electricity prices. However, we are well positioned going into the fourth quarter to achieve or exceed our plans, with nearly 80% of our projected production for the quarter under contract and water reservoirs in line with long-term average storage levels. We continue to believe that the current soft pricing environment is a short term phenomenon and that longer term, gas and electricity prices are trending upward, although not permanently to the levels seen over the last year.
We expanded our portfolio of power facilities to over 140 with the acquisition of two hydroelectric power facilities totalling 107 megawatts in West Virginia, which increases our presence in the Pennsylvania, New Jersey, Maryland markets (known as PJM). The facilities are under a 15 year contract with an industrial customer with the opportunity to enhance our returns by employing our operating expertise to assist the customer manage its power consumption.
Phase I of our wind power project in northern Ontario is complete and commissioned. The first phase of this project consists of 66 wind turbines with 99 megawatts of capacity under long-term contract with the Ontario Power Authority. Phase II, which is scheduled for completion later this year, will add a further 90 megawatts of generating capacity. This form of renewable energy is a good complement to our hydro operations, and we continue to look at other opportunities to expand our wind power operations.
Timberlands
Our timber operations contributed $24 million in operating cash flow during the quarter, which is generally in line with our expectations, although production at Island Timberlands on the West Coast of British Columbia was negatively impacted by a prolonged fire season. Island Timberlands expects to make up most of this shortfall during the fourth quarter and early 2007, and also benefited during the third quarter from the continued sales of ancillary development properties.
We continue to explore opportunities to expand our timber holdings, although transaction values are currently at high levels. In the interim, we continue to further improve the productivity of our existing operations.
Transmission
We completed our first full quarter of operations for our transmission business in Chile. The operations generated $48 million of cash flow, consistent with expectations. We believe we will have many opportunities to expand the business and are focused on integrating the operations and assessing these expansion opportunities. Our northern Ontario operations continue to perform on target, and the recently completed upgrades will increase our revenue base in 2007.
We believe that we are well positioned to increase the amount of capital deployed in this sector given the continuing need for further expansion and upgrade of transmission infrastructure in both North and South America.
Specialty Funds
Our Bridge Lending Group provided over $900 million of financing commitments during the quarter, including a commitment to the institutional buyer of an industrial portfolio in connection with our advisory mandate.
The Tricap Restructuring Group continues to make positive progress on the restructuring of the three industrial companies in which it is invested: Stelco, Western Forest Products and Concert Industries. Cost reduction initiatives, refinancings, sales of non-core assets and business expansion initiatives are being undertaken throughout these operations, although Western Forest Products continues to face a challenging pricing environment.
Our U.S. Real Estate Finance Fund continues to meet its investment return target, despite a tightening credit market. During the quarter, the Fund committed approximately $400 million in capital to new transactions. We also completed an initial public offering of Crystal River Capital, a mortgage REIT, managed by us. We have raised approximately $550 million of equity for this fund, which is listed on the NYSE.
In our property advisory operations, among other transactions we successfully acted as sole advisor on the $3 billion sale of an industrial REIT to an institutional investor, and were retained as co-advisor on the defence of a take-over bid for a cold storage property company. We should have our most successful year in these operations, and the synergies with our other operations have led to financing and investment opportunities for numerous other components on our organization.
Brookfield Asset Management | Q3 / 2006 Interim Report      3

Outlook
The business fundamentals in most of our operations remain favourable, and we continue to manage our businesses to mitigate risk and provide attractive returns over the long term for the capital we invest.
Our focus will remain on expanding our operating platforms, strengthening our relationships with current and prospective investment partners and identifying attractive opportunities to expand our assets under management and associated fee revenues.
All of this is with the objective of increasing cash flow per share over the long term through becoming an “asset manager of choice” for long-life, high quality infrastructure assets.
We look forward to communicating with you further in our annual report. In the interim, thank you for your ongoing support and please call should you have any questions.

J. Bruce Flatt
Managing Partner and Chief Executive Officer
November 3, 2006
Note: This Interim Report to Shareholders contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the Company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.
The words “believe”, “typically”, “expect”, “will”, “potentially”, “anticipate” “positioned”, “intend”, “estimate”, “expansion”, “scheduled”, “should”, “endeavor”, “promising”, “seek”, “often” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “should”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behavior of financial markets including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the Company’s continued ability to attract institutional partners to its Specialty Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
This Interim Report to Shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.
4     Brookfield Asset Management | Q3 / 2006 Interim Report

Management’s Discussion and Analysis of Financial Results
OVERVIEW
This section of our interim report presents management’s discussion and analysis of our financial results (“MD&A”) and is followed by our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance during 2006 and the comparable periods in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to present assets under management, the assets beneficially owned by us, the net capital invested by us in each of our operations, and the operating cash flow that is produced from our invested capital and our fee generating activities.
Our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”). The basis of presentation in the MD&A differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we specifically reconcile operating cash flow and net income on pages 6 and 27.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 36 through 42 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
Summary of Operating Results
The following is a summary of our financial position and operating results:

						Three Months Ended				Nine Months Ended
	Assets Under	Invested Capital [2]				Operating Cash Flow[3]				Operating Cash Flow [3]
	Management [1]	Total		Net		Total		Net		Total		Net
AS AT, FOR THE THREE AND NINE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30		Sept. 30		Sept. 30		Sept. 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Fees earned						$64	$58	$64	$58	$187	$140	$187	$140
Operating assets
Property	$17,408	$13,206	$11,859	$4,340	$4,181	380	380	245	251	999	859	607	516
Power	5,543	5,543	4,752	1,625	1,197	122	92	59	28	478	341	271	157
Timberlands	1,199	1,199	1,057	314	304	24	13	6	4	86	31	43	17
Transmission	3,077	3,077	156	388	42	56	6	11	5	70	18	22	15
Specialty investment funds	24,012	1,609	499	1,050	499	29	17	24	17	97	43	87	43
Investments	3,399	3,399	3,386	1,371	1,293	41	23	19	17	87	118	26	84
Cash and financial assets	1,528	1,528	2,558	966	2,130	144	77	133	77	328	231	312	223
Other assets	1,989	1,989	1,791	1,989	1,791	—	—	—	—	—	—	—	—

	$58,155	31,550	26,058	12,043	11,437	860	666	561	457	2,332	1,781	1,555	1,195
Corporate debt / interest		(1,637)	(1,620)	(1,637)	(1,620)	(31)	(30)	(31)	(30)	(93)	(91)	(93)	(91)
Property specific mortgages / interest		(11,658)	(8,756)	—	—	(178)	(137)	—	—	(464)	(378)	—	—
Subsidiary borrowings / interest		(3,213)	(2,510)	(660)	(605)	(58)	(28)	(18)	(18)	(136)	(116)	(49)	(52)
Other liabilities / operating expenses		(5,338)	(4,561)	(1,473)	(1,386)	(93)	(88)	(65)	(52)	(299)	(238)	(214)	(163)
Capital securities / interest		(1,651)	(1,598)	(1,651)	(1,598)	(24)	(23)	(24)	(23)	(72)	(67)	(72)	(67)
Non-controlling interests in net assets		(2,633)	(1,984)	(1,202)	(1,199)	(108)	(74)	(55)	(48)	(326)	(235)	(185)	(166)

Net assets/operating cash flow		5,420	5,029	5,420	5,029	368	286	368	286	942	656	942	656
Preferred equity/distributions		(515)	(515)	(515)	(515)	(7)	(8)	(7)	(8)	(27)	(25)	(27)	(25)

Common equity/operating cash flow		$4,905	$4,514	$4,905	$4,514	$361	$278	$361	$278	$915	$631	$915	$631

Per share [4]		$12.90	$11.81	$12.90	$11.81	$0.91	$0.69	$0.91	$0.69	$2.30	$1.58	$2.30	$1.58

1	Represents the book value of our invested capital and assets managed on behalf of others, including capital committed or pledged by Brookfield and co-investors

2	Brookfield’s invested capital, at book value

3	Brookfield’s share of operating cash flows

4	Adjusted to reflect three-for-two stock split
Brookfield Asset Management | Q3 / 2006 Interim Report      5

Operating Cash Flow
We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. Operating cash flow also includes dividends from our principal equity and cost accounted investments that would not otherwise be included in net income under GAAP, and excludes any equity accounted income from such investments. Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies.
Operating cash flow for the quarter increased to $0.91 per share, compared with $0.69 per share during the same quarter last year, representing a 32% increase. Total operating cash flow prior to preferred share dividends was $368 million, which was 29% higher than the $286 million generated in the third quarter of 2005.
Property operations benefitted from higher core office net operating income in most areas as well as a meaningful gain on the formation of our Brazil retail property fund. Power operations produced a higher level of cash flow during the current quarter due to improved water levels and the contribution from new facilities offset in part by lower realized prices. Our expanded timberland and transmission operations performed in accordance with expectations and our specialty funds continued to generate an increased volume of investment opportunities and the higher level of deployed capital has resulted in increased cash flows. In addition, we recorded substantial net gains in respect of several investment positions, which are included in investment income.
We discuss our operating results in more detail within the Operations Review starting on page 7.
Net Income
We reported net income of $245 million for the third quarter of 2006, representing $0.60 per share compared with $1.82 per share, for the comparable quarter during 2005. The following table reconciles operating cash flow and net income:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Operating cash flow and gains	$368	$286	$942	$656
Less: dividends from Falconbridge and Norbord	(5)	(5)	(61)	(81)
dividend from Canary Wharf	—	(110)	—	(110)

	363	171	881	465

Non-cash items, net of non-controlling interests
Equity accounted income (loss) from investments	(7)	34	(26)	210
Gains on disposition of Falconbridge, net of tax	—	636	—	1,099
Depreciation and amortization	(85)	(80)	(246)	(211)
Future income tax and other provisions	(26)	(25)	(50)	(52)

Net income	$245	$736	$559	$1,511

Net income for the current quarter is lower than the same quarter last year because that quarter included $652 million of after tax gains and equity accounted earnings from our investment in Falconbridge, which we partially monetized during that period. In addition, we include in net income our pro rata share of the earnings of Norbord and Fraser Papers, each of which reported lower earnings in the current quarter. Depreciation and amortization charges increased, reflecting the increase in our operating base. The cash flows associated with these assets are included in operating cash flows.
The principal components of net income are discussed further beginning on page 27.
Financial Position
We define total invested capital as the total assets beneficially owned by us, in each of our operations. We define net invested capital as the total assets beneficially owned by us, net of items such as property specific and subsidiary borrowings, other liabilities and non-controlling interests that are directly related to each operation with the exception of Brookfield Properties Corporation, which is presented on a consolidated basis. Total and net invested capital are non-GAAP measures, and may differ from definitions used by other companies.
6     Brookfield Asset Management | Q3 / 2006 Interim Report

Total assets increased to $31.6 billion at September 30, 2006 from $30.0 billion at June 30, 2006 and $26.1 billion at December 31, 2005.
The book value of shareholders’ equity increased to $5.4 billion from $5.2 billion at June 30, 2006 and $5.0 billion at year end. The increase reflects earnings during the period less shareholder distributions. The market capitalization of our common equity was $17.2 billion at quarter end, up from $13.0 billion at the end of 2005.
OPERATIONS REVIEW
Fees Earned
Fee income totalled $64 million during the third quarter of 2006, compared with $58 million during the same period in 2005. Fee income on a year to date basis was $187 million, an increase of 34% over the same period last year. Our continued expansion of these activities and assets under management should result in an increasing level of fees which, over time, should provide a very meaningful and stable component of our overall operating cash flows.

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Asset management	$23	$18	$63	$44
Property services	37	34	112	79
Commercial brokerage	—	1	—	3
Investment	4	5	12	14

	$64	$58	$187	$140

We earn asset management fees for managing a wide variety of property, infrastructure and other assets on behalf of institutional and retail clients. These fees typically consist of a base management fee that is charged on either the assets or capital being managed. We also earn performance returns, usually in the form of incentive fees or carried interests, if the investment returns exceed predetermined performance thresholds. Finally, we also earn transaction fees for investment and financing activities conducted on behalf of our clients.
Annualized base management fees on our current funds total $60 million, compared with $55 million on an annualized basis at the end of 2005. Performance returns are beginning to increase as some of our funds mature. We accrue performance returns based upon the amount that we would be entitled to as if the calculation was performed at the end of the reporting period based on appropriate valuation criteria determined on a fund by fund basis. Accordingly, we expect that we will record increased performance returns as our funds mature and increased values are realized for reporting purposes.
We typically invest between 25% and 50% of the capital committed to most of our funds. We do not record the fees earned on our share of the funds for accounting purposes, which represent approximately $20 million in base management fees on an annualized basis. We do, however, record 100% of the associated operating costs. Furthermore, if we were to charge standard fees on the balance of our property, power and other infrastructure assets that have not yet been deployed as funds, we estimate that our annual base management fees would increase by a further $150 million. These figures do not include associated transaction fees and incentive returns. Accordingly, we believe our existing asset base provides us with considerable opportunity to increase our fee revenues, although it is important to note that these fees would reduce the cash flow contribution by the underlying operations.
The following table summarizes asset management fees generated by our funds for the three months and for the first nine months of 2006 and 2005:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Base management fees	$16	$11	$42	$31
Transaction fees	2	5	11	11
Performance returns	5	2	10	2

Total asset management fees	$23	$18	$63	$44

Brookfield Asset Management | Q3 / 2006 Interim Report      7

Base management fees increased with the higher level of assets under management relative to the third quarter of 2005. Performance returns were higher during the previous quarter due to the conclusion of several initiatives that exceeded the required thresholds.
Property services include property and facilities management, leasing and project management, as well as investment banking advisory, and a range of residential real estate services. The increase in fees earned is due to a higher level of activity, particularly in our residential real estate service business. As this is a relatively low margin business, the increase in fees does not have a significant impact on overall operating cash flows. We sold our commercial brokerage unit in the third quarter of 2005 and we show the associated cash flows net of expenses in this segment, to improve comparability.
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees, typically within our bridge and restructuring operations. These fees are amortized to income over the life span of the relative investment as appropriate and represent an important return from these activities.
Operating expenses associated with these activities are described in Asset Management and Other Operating Costs on page 24.
Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America.

	Assets Under		Invested Capital			Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	$12,491	$8,737	$8,360	$2,833	$2,875	$182	$279	$97	$200
Residential properties	2,045	2,045	2,033	394	245	92	90	60	43
Opportunity investments	1,022	1,022	468	172	147	17	2	5	—
Retail properties	780	332	270	111	186	89	7	83	6
Development properties	1,070	1,070	728	830	728	—	2	—	2

	$17,408	$13,206	$11,859	$4,340	$4,181	$380	$380	$245	$251

Operating cash flow from our property operations in 2006 was relatively unchanged from the comparable quarter in 2005. The current quarter includes a $79 million gain on the sale of retail properties into our recently formed Brazil retail fund whereas the comparable quarter included a $110 million dividend from Canary Wharf in core office property cash flow. Net cash flow excluding these items increased quarter over quarter in each major segment. The total invested capital increased since year end due to the acquisition of core office properties and additional investment in residential operations, offset by the proceeds of refinancing core office properties.
Core Office Properties
We own and manage one of the highest quality core office portfolios, focussed on major financial, energy and government centre cities.
Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.
8      Brookfield Asset Management | Q3 / 2006 Interim Report

The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

North America
New York, New York	$4,646	$3,880	$3,885	$3,880	$3,885	$83	$87
Boston, Massachusetts	679	346	325	346	325	7	8
Toronto, Ontario	3,114	1,525	1,400	1,525	1,400	37	23
Calgary, Alberta	1,266	557	570	557	570	19	14
Washington, D.C.	682	682	395	682	395	14	9
Ottawa, Ontario	384	97	100	97	100	3	—
Denver, Colorado	265	265	344	265	344	6	9
Minneapolis, Minnesota	426	426	429	426	429	5	5
Other North America	189	119	114	119	114	—	6

Total North America	11,651	7,897	7,562	7,897	7,562	174	161	$174	$161
United Kingdom
Canary Wharf Group, plc	267	267	267	267	267	—	110	—	110
20 Canada Square	573	573	531	531	492	8	8	8	8

	12,491	8,737	8,360	8,695	8,321	182	279	182	279
Property specific mortgages / interest				(5,862)	(5,446)	—	—	(85)	(79)

Net investment / operating cash flow	$12,491	$8,737	$8,360	$2,833	$2,875	$182	$279	$97	$200

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors
Our North America portfolio consists of 58 commercial properties containing approximately 47 million square feet of rentable area, as well as 12 development sites totalling 9.8 million square feet of potential developable area. The acquisition of Trizec Properties, in partnership with a number of our investment partners closed on October 5, 2006 and enables us to significantly expand our portfolio within current markets as well as Los Angeles and Houston. Our North American operations are conducted through our 51%-owned subsidiary, Brookfield Properties Corporation.
In London, U.K. we own an interest in 17 high quality commercial properties comprising 8.4 million square feet of rentable area and a further 5.4 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and hold an indirect interest in the balance of the portfolio through our 15% ownership interest in the Canary Wharf Group.
Operating Results
Total operating cash flow from North American properties was $174 million during the third quarter 2006, compared to $161 million during the same period in 2005, representing growth of 8% due principally to new properties acquired in the last twelve months in Toronto, Calgary and Washington D.C. During 2005, our European operations recorded a $110 million dividend from Canary Wharf. After deducting interest expense associated with property specific financings, the net operating cash flow was $97 million in the third quarter compared to $90 million in 2005 excluding the special dividend. Interest expense increased due in part to borrowings associated with the properties acquired in late 2005 and during 2006. Canary Wharf recently announced a 48 pence dividend payable on November 7, 2006. Our share of the dividend totals approximately $95 million and will be recorded in the fourth quarter of 2006.
Portfolio Activity
We acquired the 1.2 million square feet Four Allen Center in Houston, and signed a lease for the entire building. The building is included in Development Properties, together with associated financing. As noted above we closed the acquisition of the Trizec portfolio on October 5, 2006, which will result in a meaningful increase in both total and net invested capital during the fourth quarter.
Property specific debt, which is comprised principally of long-term fixed-rate mortgages secured by the underlying properties with no recourse to the Corporation, increased by $416 million since December 31, 2005 due to the financing of properties acquired earlier in the year. This resulted in a decrease in the book value of the net capital deployed in core office properties to $2.8 billion, compared to $2.9 billion at the last year end and $3.1 billion at June 30, 2006.
Brookfield Asset Management | Q3 / 2006 Interim Report      9

Occupancy Levels and Outlook
Our total portfolio occupancy rate at September 30, 2006 was 96%, representing an increase of 200 basis points over the same date last year.
We leased 2.5 million square feet in our North American portfolio during the quarter, including 1.3 million square feet in development properties, bringing the year-to-date leasing to over 4.8 million square feet and representing more than three times contractual expiries during the period. Leasing fundamentals have improved in most of our markets with continued strength in Calgary and New York where markets are tightening. Average net rents in our North American markets were $28 per square foot compared with an average in-place net rent in our portfolio of $25 per square foot, indicating that we should be able to maintain or increase net operating income as leases mature and are replaced, even if market rents do not increase.
Leasing fundamentals in London also continued to improve, with the result that occupancy rate in properties in which we have an interest is now 95%. Nearly 80% of the tenant credit rating profile is A+ or better. Our 20 Canada Square property continues to be 100% leased.
The positive leasing fundamentals and continued growth in our portfolios should provide for continued measured growth in net operating cash flow from this area of our business.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil. Our U.S. and Canadian operations are conducted through subsidiaries in which we hold a 53% and 51% interest, respectively.
The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

United States	$1,235	$1,235	$1,335	$1,082	$1,063	$45	$61
Canada	330	330	166	330	166	36	24
Brazil	480	480	532	305	396	11	5

	2,045	2,045	2,033	1,717	1,625	92	90	$92	$90
Cash taxes								(13)	(24)
Borrowings / interest[1]				(1,160)	(1,238)			(3)	(4)
Non-controlling interest in net assets				(163)	(142)			(16)	(19)

Net investment / operating cash flow	$2,045	$2,045	$2,033	$394	$245	$92	$90	$60	$43

1	Portion of interest expressed through cost of sales
Total operating cash flow was relatively unchanged as continued strong growth in our Canadian operations offset a slowdown in our U.S. operations. Net cash flow increased due to improved margins and reduced cash taxes in our U.S. operations. Total assets remained unchanged for similar reasons as total cash flow, although the net capital invested in the business increased during the quarter due to a reduction in the level of borrowings in this segment.
United States
These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 30,000 lots through direct ownership, options and joint ventures. We focus on the mid to upper-end of the home building market and rank as one of the twenty largest home builders in the United States.
We have experienced substantial growth in cash flows in each of our U.S. markets over the past three years, however recently we have seen a much anticipated levelling off of margins and volumes in these markets. Despite this, we continued to generate favorable results and have benefitted from the sale of lots during the first two quarters and the reduction in selling, general and administrative expenses, which includes a reduction in stock compensation obligations.
10      Brookfield Asset Management | Q3 / 2006 Interim Report

We continue to focus on optioning lots and acquiring land that is well advanced through the entitlement process. This is intended to minimize capital at risk, and the sale of lots to other builders on a bulk basis enables us to capture appreciation in values and recover capital. Home closings for the balance of 2006 are expected to be lower than 2005, however we expect that the impact will be offset in part by increased bulk lot sales.
Canada
Our Canadian operations are concentrated in Calgary, Edmonton, Toronto and also the U.S. markets of Denver and Texas which are managed within these operations. We own approximately 54,000 lots in these operations of which approximately 6,500 were under development at September 30, 2006. We build and sell homes on our lots and we are a major supplier of lots to other homebuilders.
Operating cash flow in these operations increased significantly in 2006 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of our land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect continued strength for 2006.
Brazil
Our Brazilian operations, which are focussed on building residential condominiums, produced strong growth in operating cash flow due to increased margins and volumes. We own substantial density rights, included in development properties, that will provide the basis for continued growth.
We recently established these operations as a public company listed on the São Paulo Stock Exchange raising nearly $500 million through the issuance of common shares and valuing our remaining 63% interest at $825 million based on the offering price. We expect to record a gain on the transaction in our fourth quarter.
Opportunity Investments
We established a dedicated team several years ago to invest in commercial properties other than core office. Our objective is to acquire properties which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital. During the current year we established a fund to allow our institutional investors to participate in these activities and completed our fundraising in the third quarter. The fund is capitalized with $245 million of equity, of which we provided $125 million.

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	$1,022	$1,022	$468	$1,009	$458	$10	$2	$10	$2
Disposition gains						7	—	7	—
Property specific mortgages / interest				(742)	(311)			(7)	(2)
Co-investors’ capital				(95)	—			(5)	—

Net investment / operating cash flow	$1,022	$1,022	$468	$172	$147	$17	$2	$5	$—

Total assets are now approximately $1.0 billion including a $460 million acquisition completed immediately prior to quarter end, and include 68 office properties in a number of cities across North America as well as smaller investments in industrial and other property asset classes. The scale of our overall operating platform in the property sector provides a substantial volume of potential investments for these operations and enables us to participate in a broad range of opportunities. Our net invested capital at September 30, 2006 included a $65 million bridge loan to facilitate the recent portfolio acquisition, and is expected to be repaid over the next three to six months.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, debt financing tends to be shorter term in nature to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
Brookfield Asset Management | Q3 / 2006 Interim Report      11

Retail Properties
During the quarter we formed a fund with $700 million of capital to invest in Brazilian retail properties, of which our commitment is $200 million. At the end of the quarter, the fund purchased three shopping centres previously owned by us for proceeds of $252 million, resulting in a gain for accounting purposes of $79 million that is included in the current quarter.
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total			Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Brazil Retail Fund	$700	$252	$—	$252	$—	$—	$—	$—	$—
Gain on establishment of Retail Fund	—	—	—	—	—	79	—	79	—

	700	252	—	252		79	—	79	—
Borrowings / interest				(107)	—	—	—	—	—
Co-investors’ capital				(105)	—	—	—	—	—

	700	252	—	40	—	79	—	79	—
Other retail properties directly held	80	80	270	71	186	10	7	4	6

Net investment / operating cash flow	$780	$332	$270	$111	$186	$89	$7	$83	$6

The fund’s initial portfolio consists of three shopping centres and associated office space totalling 1.6 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, which is irrevocably guaranteed by the obligation of ourselves and our partners to subscribe for capital of the fund in accordance with the terms.
The fund’s mandate is to acquire additional retail properties in the fragmented Brazilian market and to enhance their value through active management and repositioning. We continue to hold direct interests in a portfolio of retail and associated commercial office space with a net book value of $71 million.
Development Properties
The composition of our development properties was as follows:

		Invested Capital				Operating Cash Flow (Three Months Ended)
		Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Potential	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Developments	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	17.1 million sq. ft.	$516	$296	$516	$296
Residential lots	66,000 lots	504	382	504	382
Rural development	177,000 acres	50	50	50	50

		1,070	728	1,070	728	$—	$2	$—	$2
Borrowings/interest				(240)	—	—	—	—	—

Net investment/operating cash flow		$1,070	$728	$830	$728	$—	$2	$—	$2

Development properties consist predominantly of core office property development sites, density rights and related infrastructure, residential lots owned and under option, and rural land held pending development into income producing properties or for sale to other users. We expect to enhance the value of these assets through the attainment of building entitlements and conversion into cash flow generating real estate.
Our core office property developments include the 1.2 million square foot Four Allen Center in Houston referred to under Core Office Properties, the 2.6 million square foot Bay-Adelaide Centre development site located in Toronto, and the 2.5 million square foot Penn Station development in midtown New York. Residential lots include 27,000 lots in the United States, of which 17,000 are held through lower risk options, 39,000 low cost lots in Canada and 5.6 million square feet of residential development zoning in Brazil. Rural development represents 177,000 acres of prime rural development land in Brazil. We also hold 30,000 acres of development land which is included our in Timberlands operations.
12      Brookfield Asset Management | Q3 / 2006 Interim Report

We completed the acquisition of Four Allen Center on September 30 with a joint venture partner for $120 million and at the same time entered into a lease with Chevron for the entire building. This enabled us to raise $240 million of property specific financing, the excess proceeds of which will fund building upgrades.
We announced during the quarter that we had signed a lease for Bay-Adelaide Centre with KPMG and commenced development of the site, which is expected to be completed in 2009, at an estimated cost of C$300 million. We also launched a development of 265,000 square foot Bankers Court in Calgary, which is 87% pre-leased, with an estimated cost of C$110 million. We are in the process of completing construction financing facilities for both projects.
The book values of our development properties, including those reflected in other business units, increased during the first nine months due primarily to seasonal investment in our homebuilding operations, including continued growth in our Alberta operations. We do not typically record ongoing cash flow in respect of development properties as the associated interest and development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or the property is transferred into operations.
Power Generating Operations
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at September 30, 2006, we owned and managed more than 140 power generating stations with a combined generating capacity of approximately 3,600 megawatts. All of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil, with the exception of two natural gas-fired plants, a wind energy project and a pump storage facility. This geographic diversification minimizes the overall impact of fluctuating hydrology in each region. Most of our stations have access to storage reservoirs that can contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.
The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
AS AT, FOR THE THREE	Capacity		Management	Total		Net		Total		Net
MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005

Hydroelectric generation	(MW)
Ontario	897	847	$1,157	$1,157	$944	$1,157	$944	$26	$20
Quebec	277	277	385	385	374	385	374	21	9
British Columbia	127	127	138	138	131	138	131	4	4
New England	240	201	443	443	259	443	259	17	11
New York	730	730	886	886	889	886	889	30	20
Louisiana	192	192	481	481	497	481	497	11	14
Brazil	205	205	213	213	220	213	220	10	13

Total hydroelectric generation	2,668	2,579	3,703	3,703	3,314	3,703	3,314	119	91
Other operations [1]	914	815	556	556	254	556	254	3	1

Total power generation	3,582	3,394	4,259	4,259	3,568	4,259	3,568	122	92	$122	$92
Other assets, net [2]			1,284	1,284	1,184	760	693			—	(4)
Property specific and subsidiary debt / interest						(3,165)	(2,839)			(58)	(56)
Non-controlling interests in net assets						(229)	(225)			(5)	(4)

Net investment / operating cash flow	3,582	3,394	$5,543	$5,543	$4,752	$1,625	$1,197	$122	$92	$59	$28

1	Includes co-generation, pumped storage, wind energy and development projects (wind and hydro)

2	Includes working capital, restricted cash and financial assets
Portfolio Activity
We acquired four Ontario stations during the first quarter of 2006 and two run of the river facilities located in Maine were acquired during the second quarter. During the quarter we continued the development of our Northern Ontario wind energy project. The first phase, which totals 99 megawatts, commenced operations in the third quarter and the second phase is expected to be fully operational in spring 2007 or earlier.
Brookfield Asset Management | Q3 / 2006 Interim Report      13

We completed the acquisition of two hydroelectric facilities in October, totalling 107 megawatts. Located in West Virginia, the facility is expected to generate on average 526 gigawatt hours of electricity annually that will be sold to an industrial customer pursuant to a 15-year contract.
As a result of these acquisitions and development activities, the book value of total invested capital increased by $791 million since year end and $309 million in the third quarter. Property specific debt and corporate unsecured debt issued by our power generating operations totalled $3.2 billion at September 30, 2006, representing an increase of approximately $320 million, with the result that net invested capital increased by $428 million over the first nine months of the year. We plan to refinance these new facilities in order to reduce the net capital invested in the existing operations.
Operating Results
Operating cash flow from our power generating assets increased in the third quarter of 2006 on both a total and net basis, compared with the same quarter in 2005, due mainly to increased generation from our existing asset base and the contribution from acquisitions.
The following table illustrates revenues and operating costs for our hydroelectric facilities in total and on a per megawatt hour basis:

	Three months ended				Nine months ended
	Total (millions)		Per MWh		Total (millions)		Per MWh
PERIODS ENDED SEPTEMBER 30	2006	2005	2006	2005	2006	2005	2006	2005

Realized revenues	$166	$126	$67	$67	$609	$464	$69	$65
Operating costs	(47)	(35)	(19)	(18)	(151)	(125)	(17)	(19)

Operating cash flow	$119	$91	$48	$49	$458	$339	$52	$46

Realized prices, which reflect ancillary and capacity revenues and the benefit of optimizing our generation during peak hours, were relatively unchanged quarter over quarter as the impact of lower prices was mitigated by our use of financial contracts to lock in prices on a forward basis.
The following table sets out the generation from our portfolio during the quarter compared to long term averages:

THREE MONTHS ENDED SEPTEMBER 30	Long Term	Actual Production		Variance to
(GIGAWATT HOURS)	Average (LTA)	2006	2005	LTA	2005

Existing capacity
Ontario	569	396	352	(173)	44
Quebec	421	478	250	57	228
New England	243	260	258	17	2
New York	502	688	459	186	229
Louisiana	152	71	110	(81)	(39)
Other	273	267	308	(6)	(41)

Total existing capacity	2,160	2,160	1,737	—	423
Acquisitions – during 2006	127	111	—	(16)	111
Acquisitions – during 2005	161	181	126	20	55

Total hydroelectric operations	2,448	2,452	1,863	4	589
Co-generation and pump storage	291	313	313	22	—

Total generation	2,739	2,765	2,176	26	589

Improved water flows enabled us to generate 2,160 gigawatt hours at existing facilities during the quarter, consistent with long term averages, and representing an increase of 24% over 2005 production. Generation is typically lower during the third quarter due to lower water flows in the summer months. Expansions of additional capacity through acquisitions and development in 2005 and 2006 contributed 292 gigawatt hours during the quarter. Furthermore, the continued expansion increased the diversification of our watersheds, thereby reducing hydrology risk, and strengthened our position as an important participant in the Ontario, New York and New England electricity markets.
14      Brookfield Asset Management | Q3 / 2006 Interim Report

We have locked in prices for more than 75% of our generation through the end of 2008 with long-term bilateral power sales agreements and shorter-term financial contracts. Our power sales agreements have an average term of 14 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of less than 24 months, due to a general lack of market liquidity for longer term contracts. All power that is produced and not otherwise sold under a power sales agreement is sold in wholesale electricity markets.
The following table sets out the profile of our contracts and generation over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2006	2007	2008	2009	2010

Generation (GWh)
Contracted
Power sales agreements	1,590	6,724	6,656	5,390	5,371
Financial contracts	735	3,264	2,742	292	287
Uncontracted	695	2,683	3,193	6,538	6,561

	3,020	12,671	12,591	12,220	12,219

Contracted generation

% of total	77	79	75	47	46
Revenue ($millions)	148	684	663	438	438
Price ($/MWh)	64	68	71	77	77

The increase in the average selling price for contracted power over the next five years reflects contractual increases in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. We believe that recontracting power at market rates as contracts expire should result in increased revenues over time based on our assumptions that electricity demand continues to increase; that natural gas sells at higher prices than historical norms; and that water flows are consistent with long-term averages. We expect that most recontracting in the near future will be in the form of shorter term financial contracts, however we will endeavour to secure long term contracts at attractive prices should they become available for prices that we believe are consistent with our long term expectations.
TIMBERLANDS
We own and manage timber assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under		Invested Capital			Operating Cash Flow (Three Months Ended)
AS AT, FOR THE THREE		Management	Total		Net		Total		Net
MONTHS ENDED		Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS		2006	2006	2005	2006	2005	2006	2005	2006	2005

Timber	(Acres)
Western North America
Timberlands	603,000	$788	$788	$801	$788	$801	$15	$7
Higher and better use lands	30,000	111	111	113	111	113	2	—
Eastern North America	1,076,000	199	199	48	199	48	6	1
Brazil	140,000	41	41	39	41	39	1	5

	1,849,000	1,139	1,139	1,001	1,139	1,001	24	13	$24	$13
Other assets, net		60	60	56	10	5	—	—	—	—

		1,199	1,199	1,057	1,149	1,006	24	13	24	13
Property specific and other borrowings / interest					(486)	(447)			(10)	(6)
Non-controlling interests in net assets					(349)	(255)			(8)	(3)

Net investment / operating cash flow		$1,199	$1,199	$1,057	$314	$304	$24	$13	$6	$4

We have significantly expanded the operations over the past twelve months with the formation of the Island Timberlands Fund in western North America during 2005 and the Acadian Timber Income Fund in eastern North America early in 2006. Our goals are to continue to prudently invest additional capital in our timber operations when opportunities are available.
Brookfield Asset Management | Q3 / 2006 Interim Report      15

Western North America
We established the Island Timberlands Fund in the second quarter of 2005 with the purchase of 633,000 acres of high quality private timberlands on the west coast of Canada. We own 50% of the fund with the balance owned by institutional investors.
Timber operations performed in line with expectations and the prospects for 2006 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this continues to be offset somewhat by a prolonged fire season in Western Canada and the impact of the higher Canadian dollar on operating costs.
Eastern North America
In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 27% interest, is managed by our timber management group and completed a C$85 million initial public offering during the first quarter of 2006. To date, performance has been in line with our initial expectations, however the weakness in the Eastern North American forest product sector is likely to adversely impact the result of this business over the next several quarters.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
Transmission
We have owned and managed transmission systems in northern Ontario for many years and recently acquired the largest electricity transmission company in Chile at the end of June 2006. These operations generate stable rate-base cash flows that provide attractive long term returns for us and our investment partners. We intend to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

North America	$145	$145	$130	$145	$130	$8	$6
Chile	2,677	2,677	—	2,677	—	48	—

	2,822	2,822	130	2,822	130	56	6
Other assets, net	255	255	26	(65)	12	—	—

	3,077	3,077	156	2,757	142	56	6	$56	$6
Project specific financing and other borrowings				(1,527)	(100)			(31)	(1)

				1,230	42	56	6	25	5
Debt component of co-investors’ capital				(589)	—			(13)	—
Equity component of co-investors’ capital				(253)	—			(1)	—

Net investment / operating cash flow	$3,077	$3,077	$156	$388	$42	$56	$6	$11	$5

North America
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During 2005 and 2006, we invested $75 million of capital to upgrade our system, thereby increasing its rate base. The increase in cash flow is due to the expanded rate base and impact of the higher Canadian dollar.
Chile
During the third quarter we completed our first full quarter of operations of Transelec, which we acquired for approximately $2.5 billion. We own 28% of the business and the balance is held by our institutional investment partners. The operating results were in line with expectations and we continue to integrate the business into our operating platform. The increase in net capital during the third quarter includes $14 million in respect of working capital adjustments.
16            Brookfield Asset Management | Q3 / 2006 Interim Report

Transelec’s assets serve as the backbone of the Chilean electrical distribution sector, with more than 8,000 kilometres of transmission lines and 51 substations that deliver electricity to approximately 99 percent of the Chilean population through various local distribution companies. The revenues of Transelec are predominantly governed by an attractive regulatory rate base agreement that provides for inflation adjusted returns and a substantial portion of the revenues are denominated in US currency. We expect that the operations will generate approximately $200 million of annual net operating income prior to financing costs and taxes, which will be adjusted for inflation. Furthermore, any additional qualifying capital expenditures will be added to the rate base and earn a 10% return, which is also inflation adjusted.
Specialty  Investment Funds
We conduct bridge financing, real estate financing and restructuring activities through specialty investment funds. Our fixed income and real estate securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors. Although our primary industry focus is on property, power and long-life infrastructure assets, our mandate includes other industries which have tangible assets and cash flows, particularly where we have expertise as a result of previous investments.
The following table shows the assets under management and the invested capital together with the associated operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Bridge Lending	$1,589	$685	$268	$685	$268	$20	$10	$20	$10
Real Estate Finance	627	128	149	128	149	2	4	2	4
Restructuring	796	796	82	237	82	7	3	2	3
Fixed income and real estate securities [2]	21,000	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$24,012	$1,609	$499	$1,050	$499	$29	$17	$24	$17

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in fixed income and real estate securities and associated cash flow included in Cash and Financial Assets
Operating cash flows, which represent the investment returns from our capital deployed in these activities and excludes management fees, totalled $29 million in the third quarter of 2006, compared to $17 million for the same period in 2005. Invested capital increased as a result of new bridge loans completed during the first nine months and investments in restructuring initiatives, including an increase of $120 million in bridge loan capital during the third quarter. Higher investment income reflects larger average balances of interest bearing securities and loans held during the period as well as a gain on the monetization of an investment within our restructuring activities.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
We continued to be active during the past quarter, reviewing many financing opportunities, and issued $1 billion in new funding commitments. Our net investment in the bridge loan portfolio increased to $685 million from $268 million at the beginning of the year and averaged $500 million during the third quarter. The portfolio has an average term of 29 months excluding extension privileges and an average yield of approximately 12%. We do not employ any direct financial leverage within these operations, although loans may be structured with senior and junior tranches, and may be subordinate to other debt in the borrower’s capital structure.
Brookfield Asset Management | Q3 / 2006 Interim Report            17

Real Estate Finance
Our real estate finance operations were established in 2002 to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.
We maintain credit facilities that provide financing for these investments on a non-recourse basis and we have also established two collateralized debt obligation facilities. These facilities represent $900 million of low cost debt funding to finance the acquisition of mortgage loan securities. The quality and diversification of the portfolio enabled us to apply leverage of approximately 70% at quarter end.
Restructuring
Our restructuring group, which operates under the name “Tricap”, invests long-term capital in companies facing financial or operational difficulties in industries which have tangible assets and cash flows, and in particular where we have expertise resulting from prior operating experience. Tricap benefits from our 30-year record of restructuring companies experiencing financial and operational difficulties. Our net invested capital was relatively unchanged during the quarter and $155 million higher than year end, as a result of new initiatives. Total assets are substantially higher due to the requirement that we consolidate the accounts of several of our investments for accounting purposes. Total operating cash flow, which tends to fluctuate due to the nature of the investments, was substantially higher during the quarter at $7 million due to the inclusion of operating earnings from investee companies that are consolidated in our financial results, although net cash flows, which reflect the return to us net of carrying charges and other shareholder interests are relatively unchanged.
Tricap completed the financial restructuring of Stelco, a major Canadian integrated steel company during the first quarter, that resulted in Tricap owning a 37% equity interest. We installed an experienced turnaround management team that has extensive experience in the steel industry and intend to benefit from the improved fundamentals and consolidation within this sector. We include our share of Stelco’s results together with equity accounted results from other Investments.
Tricap also increased its equity interest of Western Forest Products, a western Canadian forest products company, to 70% through a rights offering during the second quarter of 2006. Western continued to rationalize its operations, and during the second quarter of 2006, merged with Cascadia Forest Products, another Vancouver Island lumber company that we previously acquired in connection with the purchase of timberlands from Weyerhaeuser and was held in our Private Equity Investments.
Fixed Income and Real Estate Securities
We manage fixed income and real estate securities on behalf of our clients. We specialize in equities and fixed income securities including government, municipal and corporate bonds, and structured investments such as asset-backed, mortgage-backed and commercial mortgage-backed securities. Our clients include but are not limited to pension funds, insurance companies, foundations, mutual and other closed-end funds, and structured funds. For a number of our insurance clients, we also provide ancillary services including asset allocation and asset/liability management. We earn base management fees that vary from mandate to mandate, and earn performance fees in respect of certain mandates depending on investment returns. We have a modest amount of capital invested in these operations which is included with Financial Assets together with the associated investment returns.
While included separately in this report, fee revenues from these activities increased due to a number of initiatives completed since the second quarter of 2005 including additional client mandates and the launching of various structured products.
Private Equity Investments
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.
18            Brookfield Asset Management | Q3 / 2006 Interim Report

The following table sets out these investments, together with associated cash flows and gains:

			Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
AS AT, FOR THE			Management	Total[1]		Net		Total		Net
THREE MONTHS ENDED			Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Location	Interest	2006	2006	2005	2006	2005	2006	2005	2006	2005

Forest products
Norbord Inc.	North America / UK	23%	$175	$175	$199	$31	$(12)	$5	$5	$3	$3
Fraser Papers Inc.	North America	48%	146	146	197	146	197	—	—	—	—
Privately held	North America	100%	170	170	428	111	285	(7)	1	(7)	(2)
Mining and metals
Coal lands	Alberta	100%	76	76	77	76	77	1	1	1	1
Business services and other
Insurance	Various	80-100%	2,174	2,174	2,028	530	495	35	14	21	14
Banco Brascan, S.A.	Rio de Janeiro	40%	80	80	69	80	69	2	1	2	1
Privately held	Various	100%	484	484	304	345	133	8	—	—	(1)
Publicly listed	Canada	—	94	94	84	52	49	(3)	1	(1)	1

Net investment / operating cash flows			$3,399	$3,399	$3,386	$1,371	$1,293	$41	$23	$19	$17

1	Represents book value of assets included in Brookfield’s consolidated balance sheet, including investments consolidated for accounting purposes.
We own 53.8 million common shares of Norbord with a book value of $175 million at quarter end which are accounted for under the equity method. Our net investment reflects the liability for debentures issued by us that are exchangeable into 20 million Norbord shares and have a carried value equal to the mark-to-market value of $144 million. Accordingly, our net investment is 33.8 million shares representing a 23% equity interest.
We account for our non-controlled public company investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned investee companies and accordingly include our proportional share of their results in the operating cash flows shown above.
Although Norbord’s panelboard operations continue to be profitable, our pulp and paper operations within the forest products sector continue to face a challenging environment due to increased costs. During the second quarter we merged our investment in Cascadia with Western Forest Products and thus the results associated with this investment are now included in the restructuring group within our specialty investment fund operations.
Our insurance operations provide property and casualty and specialty reinsurance. The operating results reflect improved underwriting and investment performance, and the outlook for the balance of the year is favourable. The net capital invested in privately held business services and other increased as a result of new investments during the quarter.
Other Assets
The following is a summary of other assets:

	Invested Capital				Operating Cash Flow (Three Months Ended)
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts receivable	$422	$605
Restricted cash	486	367
Goodwill and intangible assets	294	160
Prepaid and other assets	787	659

	$1,989	$1,791	$1,989	$1,791	$—	$—	$—	$—

Brookfield Asset Management | Q3 / 2006 Interim Report            19

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. These include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property specific mortgages. Goodwill and intangibles increased during the period due to acquisitions. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues in accordance with accounting guidelines.
Cash And Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represents liquidity capital to fund operating activities and investment initiatives. The market value of cash and financial assets was approximately $1.6 billion at quarter end compared with a book value of $1.5 billion. Security positions within designated portfolios and equity derivative positions are carried at market value and all other positions are carried at book value.
The following table shows the composition of these assets and associated cash flow:

	Assets Under	Invested Capital				Operating Cash Flow (Three Months Ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Financial assets
Government bonds	$106	$106	$59	$106	$59
Corporate bonds – Xstrata convertible	375	375	375	375	375
– Other	226	226	232	226	232
Asset backed securities	5	5	69	5	69
High yield bonds	123	123	220	123	220
Preferred shares – Falconbridge	—	—	570	—	570
– Other	45	45	107	45	107
Common shares	304	304	494	304	494
Loans and other	—	—	15	—	15

Total financial assets	1,184	1,184	2,141	1,184	2,141
Cash and cash equivalents	344	344	417	344	417
Deposits and other liabilities	—	—	—	(562)	(428)

Net investment / operating cash flow	$1,528	$1,528	$2,558	$966	$2,130	$144	$77	$133	$77

The Falconbridge preferred shares were redeemed during the second quarter and other financial assets were also monetized, with the collective proceeds reinvested in new business initiatives and used to reduce short term debt. We hold debentures exchangeable into Xstrata common shares.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $124 million at September 30, 2006.
Operating cash flows from this segment includes gains and losses on a number of marketable security positions taken in undervalued companies that we felt were likely to be restructured or positioned for sale, particularly if we believed we might have the opportunity to participate in the process. Positions such as these may be monetized upon our determination not to pursue a transaction, upon sale to the ultimate acquirer or if it became unlikely that an event would occur to surface value. As these investments are typically not marked to market, the timing of the realization of gains or losses may result in cash flows varying on a quarter over quarter basis.
20     Brookfield Asset Management | Q3 / 2006 Interim Report

CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.
Free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.
Our strong and flexible capitalization structure is comprised largely of long-term financings, most of which have no recourse to the Corporation, and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner and thereby enhance returns to common shareholders. We arrange our financial affairs so as to maintain strong investment grade ratings, which lowers our cost of borrowing and broadens our access to capital. We also endeavour to minimize liquidity and refinancing risks to the company by issuing long-dated securities and spreading out maturities.
Our consolidated capitalization, which includes obligations and equity interests held by others in entities that are consolidated in our statutory financial statements, totalled $31.6 billion compared with $26.1 billion at year end 2005. This includes long-term property specific debt which is secured by operating assets, typically core office properties and power generating stations, with no recourse to the Corporation as well as debt of subsidiaries which also has no recourse to the Corporation. The increase was due principally to property specific debt assumed or raised in respect of acquisitions, notably the Chilean transmission operations.
Corporate Borrowings
Corporate borrowings represent long-term and short-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks. The following table summarizes Brookfield’s corporate credit facilities:

			Invested Capital				Operating Cash Flow [2] (Three Months Ended)
AS AT, FOR THE THREE		Cost of Capital [1]	Total		Net		Total		Net
MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial paper	4	4%	$—	$—	$—	$—	$1	$5	$1	$5
Publicly traded term debt	11	7%	1,591	1,574	1,591	1,574	29	25	29	25
Privately held term debt [3]	14	6%	46	46	46	46	1	—	1	—

	11	7%	$1,637	$1,620	$1,637	$1,620	$31	$30	$31	$30

1	Based on operating cash flows as a percentage of average book value

2	Interest expense

3	C$50 million is secured by our coal assets
The Corporation has approximately $910 million of committed three year credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At September 30, 2006, none of these facilities were drawn, although approximately $43 million (2005 – $95 million) of the facilities were utilized for letters of credit issued to support various business initiatives.
The average interest rate on our corporate debt was 7% during 2006 and 2005, and the average term was 11 years (2005 – 12 years). We continue to maintain the following ratings all with a stable outlook: DBRS — A (low); Moodys — Baa3; and Standard & Poors — A–.
Brookfield Asset Management | Q3 / 2006 Interim Report      21

Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities. The composition of Brookfield’s consolidated borrowings which have recourse only to the specific assets being financed is as follows:

			Invested Capital				Operating Cash Flow [2] (Three Months Ended)
AS AT, FOR THE THREE		Cost of Capital [1]	Total		Net		Total		Net
MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	9	6%	$6,978	$5,881	$—	$—	$91	$81	$—	$—
Power generation	18	8%	2,674	2,365	—	—	49	50	—	—
Timberlands	16	6%	479	410	—	—	7	5	—	—
Transmission infrastructure	5	8%	1,527	100	—	—	31	1	—	—

	11	7%	$11,658	$8,756	$—	$—	$178	$137	$—	$—

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
These borrowings represent long-term low risk financing, which leverages common shareholders’ equity, and is almost entirely investment grade, largely fixed rate, with an average consolidated maturity of 11 years (2005 – 11 years) and a weighted average interest rate of 7% (2005 – 7%). We structure the term interest type and currency to assist in hedging the value of the associated asset. Borrowings and interest expense increased due to financing of property and power assets. The recently acquired Transelec transmission operations include $1.4 billion of debt secured by those assets.
Subsidiary Borrowings
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries.
The composition of these borrowings on a consolidated basis is as follows:

			Invested Capital				Operating Cash Flow [2] (Three Months Ended)
AS AT, FOR THE THREE		Cost of Capital [1]	Total		Net		Total		Net
MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Subsidiary borrowings
Properties [3]	4	7%	$1,142	$1,138	$—	$—	$9	$5	$—	$—
Power generation	3	5%	491	474	—	—	9	5	—	—
Investments	2	8%	331	293	—	—	9	—	—	—
Corporate subsidiaries	8	9%	660	605	660	605	18	18	18	18
Co-investor capital
Transmission infrastructure	10	8%	589	—	—	—	13	—	—	—

	5	8%	$3,213	$2,510	$660	$605	$58	$28	$18	$18

1	Based on operating cash flows as a percentage of average book value

2	Interest expense

3	Portion of interest expense from Residential Properties debt forms a component of cost of sales
Properties includes residential property debt that consists primarily of construction financing which is repaid with the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of C$450 million 4.6% public notes which mature in 2009 and C$100 million floating rate public notes which mature later in 2006. The notes are rated BBB (high) by DBRS, BBB by Fitch and BBB by Standard & Poors.
22     Brookfield Asset Management | Q3 / 2006 Interim Report

Investment debt includes debt obligations of various investees that are presented as a reduction in net invested capital within our Specialty Funds or Private Equity Investments segments. A portion of the outstanding debt of our investments is denominated in their domestic currencies which is utilized to hedge their operating assets against local currency fluctuations, the most significant of which is the Brazilian real.
Corporate subsidiary debt includes C$200 million of retractable preferred shares that will be repaid no later than 2011 as well as $482 million of subsidiary obligations due in 2015 that have been guaranteed by the Corporation.
Transmission infrastructure debt represents the portion of co-investor capital that is in the form of long-term debt, ranking pari passu with our interests, and is accordingly classified as debt for accounting purposes.
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by issuing, solely at our option, a variable number of our common shares. The following table summarizes the capital securities issued by the company:

			Invested Capital				Operating Cash Flow [2] (Three Months Ended)
AS AT, FOR THE THREE		Cost of Capital [1]	Total		Net		Total		Net
MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Corporate preferred shares/securities	20	6%	$693	$669			$11	$11
Subsidiary preferred shares	8	6%	958	929			13	12

	13	6%	$1,651	$1,598	$1,651	$1,598	$24	$23	$24	$23

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
The average distribution yield on the capital securities at September 30, 2006 was 6% (2005 – 6%) and the average term was 13 years (2005 – 13 years). We did not issue or redeem any capital securities during the period and changes in the book value are due to the impact of currency fluctuations as most of these securities are denominated in Canadian dollars, which serve as a hedge against capital invested in our Canadian dollar assets.
Non - Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.
Interests of others in our operations on a fully consolidated basis were as follows:

	Number of Shares	Invested Capital				Operating Cash Flow [1] (Three Months Ended)
	% Interest	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Participating interests
Property
Brookfield Properties Corporation	114.2	$999	$999	$999	$999	$55	$48	$55	$48
Brookfield Homes Corporation	12.4	149	128	—	—	16	19	—	—
Property funds and other		174	69	—	—	10	—	—	—
Power generation
Great Lakes Hydro Income Fund	50%	173	180	—	—	7	2	—	—
Louisiana HydroElectric	25%	43	45	—	—	(2)	(2)	—	—
Timberlands	50% / 73%	347	255	—	—	8	—	—	—
Transmission infrastructure	72%	253	—	—	—	2	—	—	—
Other	various	292	101	—	—	11	4	—	—

		2,430	1,777	999	999	107	71	55	48
Non-participating interests		203	207	203	200	1	3	—	—

		$2,633	$1,984	$1,202	$1,199	$108	$74	$55	$48

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
Brookfield Asset Management | Q3 / 2006 Interim Report       23

The majority of our core office and residential property operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than the company own approximately 49% and 47% common share interests, respectively. We include Brookfield Properties in our segmented basis of presentation and accordingly the interest of others in these operations are reflected in both the total and net results.
Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own some of our power generating operations, and a 25% residual equity interest held by others in our Louisiana operations. Timberlands represents the 50% interest of institutional partners in our Island Timberlands Fund and the public shareholder interest in our Acadian Timber Fund. Transmission infrastructure reflect the equity capital contributed by our investment partners towards the acquisition of Transelec during the year. Other non-controlling interests increased since year end with the consolidation of Western Forest Products and Concert Industries, which are investee companies held within our restructuring operations. The book values of these interests may vary each year, and typically increase with the excess of net income over normal cash distributions and decrease with share repurchases and special dividends.
The increase in operating cash flow attributed to participating interests is due to the overall increase in operating cash flows and gains produced by partially-owned businesses as well as the interests of others in recently established funds. Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $35 million in the third quarter of 2006 compared with $27 million in the same period in 2005. The undistributed cash flows attributable to non-controlling shareholders, which totalled $73 million during the third quarter of 2006 (2005 – $47 million), are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Other Liabilities And Operating Costs

	Invested Capital				Operating Cash Flow (Three Months Ended)
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts payable	$1,871	$2,037	$1,031	$1,001
Insurance liabilities	1,497	1,433	—	—
Deferred tax liability / (asset)	300	14	(71)	(51)
Other liabilities	1,670	1,077	513	436

Asset management and other operating costs
Asset management and corporate expenses					$42	$31	$35	$22
Property services					28	29	28	29

					70	60	63	51
Cash taxes					23	28	2	1

	$5,338	$4,561	$1,473	$1,386	$93	$88	$65	$52

Accounts payable and other liabilities increased due to the assumption of working capital balances on the acquisition of additional operating businesses, the consolidation of investee companies held within our restructuring and investment segments as well as overall growth in the level of business activity. Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities increased modestly during the quarter and are funded by securities held within these operations. Other liabilities include $144 million representing debentures issued by us that are exchangeable into 20 million Norbord common shares.
Asset management and other operating expenses reflect costs that are directly attributable to our fee generating activities and corporate activities. We have invested in expanding our operating base and establishing our asset management capabilities in recent years, which has increased costs and compressed margins while the associated revenue streams are being developed. Accordingly, we believe that operating margins will improve as fee revenues increase because the established level of infrastructure should support further growth without a commensurate increase in operating costs. Property service expenses are directly associated with our property services fee businesses and vary based on the level of activity.
Cash taxes relate principally to the taxable income generated within our U.S. home building operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
24     Brookfield Asset Management | Q3 / 2006 Interim Report

Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

		Invested Capital				Operating Cash Flow[2](Three Months Ended)
	Cost of Capital [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Preferred equity	6%	$515	$515	$515	$515	$7	$8	$7	$8

1	As a percentage of average book value

2	Dividends
Common Equity
On a diluted basis, reflecting the share split which was announced during the second quarter, Brookfield had 407.4 million common shares outstanding at September 30, 2006 (387.3 million on a non-diluted basis).
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 67 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Limited can be found in the company’s management information circular.
BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.
CONSOLIDATED FINANCIAL ANALYSIS
The discussion and analysis of our operating results and financial condition in the foregoing sections of this report is organized principally on a segmented basis, which is consistent with how we manage our business. As previously discussed, this segmented basis differs from our Consolidated Financial Statements. In particular, our consolidated accounts include the accounts of some, but not all, of our funds and operating businesses on a consolidated basis and also include the accounts of certain investee companies held within our restructuring and investment segments. However, all of our asset management activities are reflected on a consolidated basis in both our consolidated and segmented reporting formats. In addition, the Consolidated Financial Statements are organized by the form of the investment as opposed to the operating segment. The purpose of this section is to provide an analysis and discussion of our financial position and operating results as they are presented in our Consolidated Financial Statements, and to provide a reconciliation between our Consolidated Financial Statements and the segmented basis utilized in the preceding sections.
Brookfield Asset Management | Q3 / 2006 Interim Report      25

To do this, we have provided a summary of our consolidated financial statements and a review of the significant components and variances from a consolidated perspective. This section also contains a reconciliation between the consolidated balance sheets and consolidated statements of operations to our segmented results. This is intended to assist the reader to cross reference the more detailed discussion in the Operations Review.
Consolidated Balance Sheets
Total consolidated assets at book value increased to $31.6 billion as at September 30, 2006 from $26.1 billion at the end of the preceding year. The increase was due to the expansion of our operating platform in our property, power and transmission businesses as reflected in the $4.5 billion increase in property, plant and equipment. The following is a summary of our consolidated assets:

	Book Value
	September 30	June 30	December 31
MILLIONS	2006	2006	2005

Cash and cash equivalents	$727	$676	$951
Financial assets	1,653	1,648	2,171

	2,380	2,324	3,122
Investments	585	524	595
Accounts receivable and other	5,876	5,622	4,148
Operating assets
Property, plant and equipment	20,278	19,292	15,776
Securities	1,696	1,830	2,069
Loans and notes receivable	735	455	348

	$31,550	$30,047	$26,058

Cash and cash equivalents and financial assets, which consist of securities and other financial assets that are not actively deployed in our operations, declined by $0.7 million to $2.4 billion on a consolidated basis at September 30, 2006, compared to $3.1 billion at the end of 2005 as surplus capital was redeployed into operating activities.
Investments represent equity accounted interests in partially owned companies, including Norbord, Fraser Papers and Stelco.
Property, plant and equipment includes commercial and residential properties, power generating facilities, timberlands and transmission facilities and other physical assets employed within our business. The book value invested in these assets increased by $4.5 billion during 2006, due mainly to the acquisition of the Transelec electric transmission system in Chile, six power generating stations with a total capacity of 90 megawatts for an aggregate investment of approximately $350 million, the continued expansion of our Washington core office portfolio, growth in our Western Canadian residential operations and acquisitions within our real estate opportunity fund. Property, plant and equipment also increased with the consolidation during 2006 of investee companies held within our Restructuring and Investment portfolios.
Securities include $1.4 billion (2005 – $1.6 billion) of largely fixed income securities held through our insurance operations, and $44 million within Specialty Funds (2005 – $134 million) as well as our $267 million (2005 – $267 million) common share investment in Canary Wharf Group, which is grouped with core office property operations in the Operations Review.
Loans and notes receivable consist largely of loans advanced by our bridge lending operations which are described under Specialty Investment Funds which increased during the year due to advances of new loan commitments.
Accounts receivables and other assets include working capital balances and increased due to expanded levels of business activity and the consolidation of investee companies during 2006 following initial or increased investments within our Restructuring and Investment segments.
26     Brookfield Asset Management  |  Q3 / 2006 Interim Report

Our consolidated capitalization, which includes liabilities and shareholders’ equity, increased in line with the growth in our total assets. This increase is reflected mostly in property specific mortgages and subsidiary borrowings. The following table summarizes our consolidated capitalization at September 30, 2006 and December 31, 2005 and the related cash cost of capital:

	Cost of Capital [1]		Book Value
	September 30	December 31	September 30	June 30	December 31
MILLIONS	2006	2005	2006	2006	2005

Non-recourse borrowings
Property specific mortgages	7%	7%	$11,658	$10,508	$8,756
Subsidiary borrowings	8%	6%	3,213	3,188	2,510
Corporate borrowings	7%	7%	1,637	1,780	1,620
Accounts payable and other liabilities	8%	7%	5,338	5,126	4,561
Capital securities	6%	6%	1,651	1,651	1,598
Non-controlling interest in net assets	20%	22%	2,633	2,558	1,984
Shareholders’ equity
Preferred equity	6%	6%	515	515	515
Common equity	20%	20%	4,905	4,721	4,514

	9.5%	9.5%	$31,550	$30,047	$26,058

1	Based on operating cash flows as a percentage of average book value
Property specific and subsidiary borrowings increased due to new assets acquired and refinancings completed during the first nine months. The Transelec transmission operations, acquired during the second quarter, are funded with $1.4 billion of property specific debt and $0.6 billion of capital provided by co-investors classified as debt, and we also added mortgages associated with new office properties. Corporate borrowings fluctuated with the issuance and repayment of commercial paper, of which none was outstanding at September 30, 2006. Accounts payable and other liabilities increased in line with and for similar reasons as the increase in accounts receivable and other assets. The increase in non-controlling interests is described further within the relevant section on page 20. Common equity increased due to the net income generated over the past quarter, offset in part by dividends paid.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2005. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our asset base and strong cash flows.
Consolidated Statements of Income
The following table summarizes our consolidated statement of net income:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Revenues less direct operating costs	$855	$551	$2,271	$1,590
Interest expenses	(291)	(218)	(765)	(652)
Operating costs	(70)	(60)	(225)	(164)
Current income taxes	(23)	(28)	(74)	(74)
Non-controlling interests in the foregoing	(108)	(74)	(326)	(235)

	363	171	881	465
Other items, net of non-controlling interests	(118)	(220)	(322)	(304)
Gains on disposition of investment	—	785	—	1,350

Net income	$245	$736	$559	$1,511

Brookfield Asset Management  |  Q3 / 2006 Interim Report     27

The following table reconciles total operating cash flow prior to financing costs and unallocated expenses in the segmented basis of presentation on page 31 and revenue and gains less operating expenses as presented in our consolidated statement of income:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Total operating cash flow before interest and operating expense	$860	$666	$2,332	$1,781
Less dividends recorded as a reduction in book value	(5)	(115)	(61)	(191)

Revenues and gains less direct operating costs	$855	$551	$2,271	$1,590

Total operating cash flow includes the following items from our consolidated statement of income: fees earned, other operating revenues less direct operating expenses, and investment and other income. These items are described for each business unit in the Operations Review. Dividends received include dividends on equity and cost accounted investments that are recorded as a reduction of book value in our consolidated financial statements.
Consolidated interest expense increased due principally to the higher average level of property specific financings, primarily due to the expansion of our core office and transmission operations. Interest charges are summarized in the following table:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Corporate borrowings	$31	$30	$93	$91
Property specific mortgages	178	137	464	378
Subsidiary borrowings	58	28	136	116
Capital securities	24	23	72	67

	$291	$218	$765	$652

Operating costs and current taxes are discussed under Other Liabilities and Operating Costs. The increase over the previous quarter was due to the increased level of business activity. Cash taxes decreased within our US homebuilding subsidiary.
The interest of non-controlling parties in the foregoing items totalled $108 million on a consolidated basis during the third quarter of 2006, compared with $74 million on a similar basis during 2005. The increase was due primarily to the overall growth in operating cash flows and gains produced by our partially owned core office and residential property operations, and the interests of our co-investors in recently established funds. Further details are provided under “Non-controlling Interests in Net Assets” within the Operations Review.
Other Items, Net of Non-controlling Interests
Other items are summarized in the following table, and include items that are either non-cash in nature or not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented earlier in this document.

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Equity accounted income (loss) from investments	$(7)	$34	$(26)	$210
Depreciation and amortization	(136)	(102)	(367)	(271)
Future income taxes and other provisions	(45)	(180)	(112)	(329)
Non-controlling interests in the foregoing items	70	28	183	86

	$(118)	$(220)	$(322)	$(304)

28     Brookfield Asset Management  |  Q3 / 2006 Interim Report

Equity accounted income reflects our share of the net income recorded by Norbord, Fraser Papers, Falconbridge and Stelco as set forth in the following table.

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Norbord	$3	$17	$37	$68
Fraser Paper	(3)	(2)	(56)	(3)
Stelco	(7)	—	(7)	—
Falconbridge	—	19	—	145

	$(7)	$34	$(26)	$210

Depreciation and amortization prior to non-controlling interests increased to $136 million from $102 million during the third quarter of 2006. The increase is due to the acquisition of additional operating assets during the past twelve months.
Future income taxes and other provisions decreased to $45 million from $180 million during the third quarter of 2006 and are summarized in the following table:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005	2006	2005

Future income taxes	$47	$172	$175	$285
Revaluation gains and losses
Interest rate contracts	20	(28)	(20)	33
Norbord exchangeable debentures	(24)	41	(74)	10
Intangible assets	—	—	—	26
Tax effect of revaluation gains and losses	2	(5)	31	(25)

	$45	$180	$112	$329

We record non-cash tax provisions as required under GAAP, which reflect changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future other than in our U.S. home building operations which, because they are owned separately, do not enjoy the benefits of tax shields from our other U.S. operations. A one-time charge of $25 million was recorded in the second quarter of 2006 to reflect the impact of a reduction in income tax rates on the carrying value of tax losses. Future income taxes in the third quarter of the 2005 results include non-cash tax provisions of $149 million (nine months – $251 million) in respect of the Falconbridge disposition and $3 million in respect of equity earnings from Falconbridge during the third quarter, and $26 million during the first nine months.
Revaluation gains and losses include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. During the quarter we recorded a revaluation loss of $20 million. It is important to note that the corresponding change in the value of our long duration interest sensitive assets is not reflected in earnings. We held a $800 million fixed rate liability position in such contracts as at September 30, 2006.
Similarly, we are required to revalue debentures issued by us that are exchangeable into 20 million Norbord common shares owned by us to reflect changes in the Norbord share price during the period, resulting in a revaluation gain of $24 million. We record our share of Norbord’s earnings relating to the corresponding shares under Equity Accounted Income from Investments but do not otherwise reflect the change in market value of these shares in current earnings.
Disposition of Falconbridge
We recognized a gain of $785 million on the monetization of substantially all our investment in Falconbridge during the third quarter of 2005. The disposition gave rise to $149 million in non-cash tax provisions. We also recorded equity income of $19 million during the third quarter representing our share of Falconbridge earnings less $3 million of associated non-cash tax provisions for a combined contribution from Falconbridge in that period of $652 million.
Brookfield Asset Management  |  Q3 / 2006 Interim Report     29

Consolidated Statements of Cash Flows
The following table summarizes the company’s cash flows as set forth in the consolidated statement of cash flows:

	Three Months Ended September 30		Nine Months Ended September 30
MILLIONS	2006	2005	2006	2005

Cash flow from operations	$368	$176	$942	$546
Net change in non-cash working capital balances and other	(415)	255	(479)	329

Operating activities	(47)	431	463	875
Financing activities	1,032	(175)	2,535	953
Investing activities	(934)	314	(3,222)	(988)

Increase (decrease) in cash and cash equivalents	$51	$570	$(224)	$840

Operating Activities
Cash flow from operating activities consists of operating cash flows, which is described in detail elsewhere in this report, adjusted for changes in non-cash working capital balances which fluctuate from quarter to quarter. The increase in working capital during the quarter reflects higher levels in our residential operations as well as in consolidated investee companies within our Restructuring and Investment segments.
Financing Activities
We generated $1.0 billion of financing capital during the quarter compared with a net usage of $0.2 billion during the same quarter last year. Property specific financings represented $1.1 billion of capital raised to finance associated property and power acquisitions. We also reduced commercial paper previously issued at the corporate level with our free cash flow. During the third quarter of 2005, we raised $0.2 billion of financing secured by our property and power assets. This was more than offset by the retirement of short term corporate and subsidiary debt with free cash flow and proceeds from the disposition of investments.
Investing Activities
We invested $0.9 billion on a consolidated basis during the third quarter of 2006 compared with net proceeds of $0.3 billion during the same period in 2005, as we continued to expand our operating platforms and assets under management. In particular, we invested $0.6 billion in new properties within our core office and opportunity businesses. We also invested $0.2 billion in expanding our power operations, including the development of our first wind energy project. During the third quarter of 2005, we received cash proceeds of $1.3 billion on the monetization of Falconbridge common shares, included in net proceeds from investments which were largely reinvested in short term investments. In addition, $0.3 billion was utilized to expand our property and power operations and we also repaid short term financings.
30     Brookfield Asset Management  |  Q3 / 2006 Interim Report

Reconciliation of Segmented Disclosure to Consolidated Financial Statements
     The following tables present a reconciliation of our segmented disclosure, which forms the basis of presentation for much of the discussion and analysis in this interim report, to our consolidated financial statements which are prepared and audited in accordance with GAAP:
Balance Sheet

	AS AT SEPTEMBER 30, 2006
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
MILLIONS	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment Property
Property	$12,275	$—	$—	$111	$—	$—	$—	$—	$—	$12,386
Power generation	—	4,247	—	—	—	—	—	—	—	4,247
Timberlands	—	—	—	1,029	—	—	—	—	—	1,029
Transmission infrastructure	—	—	1,910	—	—	—	—	—	—	1,910
Other plant and equipment	—	—	—	—	476	230	—	—	—	706
Securities	267	—	—	—	44	1,385	—	—	—	1,696
Loans and notes receivable	—	—	—	—	588	147	—	—	—	735
Cash and cash equivalents	55	56	80	17	31	144	344	—	—	727
Financial assets	(15)	477	26	—	—	—	1,165	—	—	1,653
Investments	—	—	—	—	128	438	19	—	—	585
Accounts receivable and other	624	763	1,061	42	342	1,055	—	1,989	—	5,876

Total assets	$13,206	$5,543	$3,077	$1,199	$1,609	$3,399	$1,528	$1,989	$—	$31,550

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,637	$1,637
Property specific financing	6,978	2,674	1,527	479	—	—	—	—	—	11,658
Other debt of subsidiaries	1,143	491	589	7	179	51	93	—	660	3,213
Accounts payable and other liabilities	422	524	320	50	215	1,862	472	—	1,473	5,338
Capital securities	—	—	—	—	—	—	—	—	1,651	1,651
Non-controlling interests in net assets	323	229	253	349	158	115	4	—	1,202	2,633
Preferred equity	—	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,340	1,625	388	314	1,057	1,371	959	1,989	(7,138)	4,905

Total liabilities and shareholders’ equity	$13,206	$5,543	$3,077	$1,199	$1,609	$3,399	$1,528	$1,989	$—	$31,550

Results from Operations

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
								Investment
	Asset					Specialty		Income/
MILLIONS	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$187	$—	$—	$—	$—	$—	$—	$—	$—	$187
Revenues Less Direct Operating Costs
Property	—	918	—	—	2	—	79	—	—	999
Power generation	—	—	478	—	—	—	—	—	—	478
Timberlands	—	—	—	—	86	—	—	—	—	86
Transmission infrastructure	—	—	—	70	—	—	—	—	—	70
Specialty funds	—	—	—	—	—	97	—	—	—	97
Investment and other income	—	—	—	—	—	—	26	328	—	354

	187	918	478	70	88	97	105	328	—	2,271
Expenses
Interest	—	281	171	47	22	5	25	—	214	765
Asset management and other operating costs	—	—	—	—	—	—	13	—	212	225
Current income taxes	—	56	—	—	—	1	15	—	2	74
Non-controlling interests	—	63	36	1	21	4	8	8	185	326

Net income before the following	187	518	271	22	45	87	44	320	(613)	881
Dividends from investments	—	—	—	—	—	—	61	—	—	61

Cash flow from operations	187	518	271	22	45	87	105	320	(613)	942
Preferred share dividends	—	—	—	—	—	—	—	—	(27)	(27)

Cash flow to common shareholders	$187	$518	$271	$22	$45	$87	$105	$320	$(640)	$915

Brookfield Asset Management | Q3 / 2006 Interim Report	31

Balance Sheet

	AS AT DECEMBER 31, 2005
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
MILLIONS	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,722	$—	$—	$113	$—	$—	$—	$39	$—	$10,874
Power generation	—	3,568	—	—	—	—	—	—	—	3,568
Timberlands	—	—	—	888	—	—	—	—	—	888
Transmission infrastructure	—	—	130	—	—	—	—	—	—	130
Other plant and equipment	—	—	—	—	—	316	—	—	—	316
Securities	267	—	—	—	134	1,571	97	—	—	2,069
Loans and notes receivable	—	—	—	—	241	47	60	—	—	348
Cash and cash equivalents	253	115	2	21	—	143	417	—	—	951
Financial assets	—	187	—	—	—	—	1,984	—	—	2,171
Investments	—	—	—	—	122	473	—	—	—	595
Accounts receivable and other	617	882	24	35	2	836	—	1,752	—	4,148

Total assets	$11,859	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,791	$—	$26,058

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,620	$1,620
Property specific financing	5,881	2,365	100	410	—	—	—	—	—	8,756
Other debt of subsidiaries	1,138	474	—	37	—	110	146	—	605	2,510
Accounts payable and other liabilities	463	491	14	51	—	1,874	282	—	1,386	4,561
Capital securities	—	—	—	—	—	—	—	—	1,598	1,598
Non-controlling interests in net assets	196	225	—	255	—	109	—	—	1,199	1,984
Preferred equity	—	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,181	1,197	42	304	499	1,293	2,130	1,791	(6,923)	4,514

Total liabilities and shareholders’ equity	$11,859	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,791	$—	$26,058

Results from Operations

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
								Investment
	Asset					Specialty		Income/
MILLIONS	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$140	$—	$—	$—	$—	$—	$—	$—	$—	$140
Revenues Less Direct Operating Costs
Property	—	749	—	—	—	—	—	—	—	749
Power generation	—	—	341	—	—	—	—	—	—	341
Timberlands	—	—	—	—	31	—	—	—	—	31
Transmission infrastructure	—	—	—	18	—	—	—	—	—	18
Specialty funds	—	—	—	—	—	42	—	1	—	43
Investment and other income	—	3	—	—	—	—	38	227	—	268

	140	752	341	18	31	42	38	228	—	1,590

Expenses
Interest	—	240	159	6	3	—	24	—	220	652
Asset management and other operating costs	—	—	5	—	—	—	4	—	155	164
Current income taxes	—	60	1	—	—	—	4	—	9	74
Non-controlling interests	—	44	19	—	5	—	1	—	166	235

Net income before the following	140	408	157	12	23	42	5	228	(550)	465
Dividends from investments	—	110	—	—	—	—	81	—	—	191

Cash flow from operations	140	518	157	12	23	42	86	228	(550)	656
Preferred share dividends	—	—	—	—	—	—	—	—	25	25

Cash flow to common shareholders	$140	$518	$157	$12	$23	$42	$86	$228	$(575)	$631

32	Brookfield Asset Management | Q3 / 2006 Interim Report

SUPPLEMENTAL INFORMATION
This supplemental information contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
The eight recently completed quarters are as follows:

	2006			2005				2004
MILLIONS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenues	$1,405	$1,405	$1,183	$1,740	$1,356	$1,162	$962	$1,287

Fees earned	$64	$69	$54	$106	$58	$46	$36	$42
Revenues less direct operating costs
Property	380	337	282	461	270	257	222	335
Power generation	122	156	200	128	92	115	134	64
Timberlands	24	23	39	9	13	14	4	7
Transmission infrastructure	56	7	7	6	6	6	6	3
Specialty funds	29	29	39	11	17	13	13	20
Investment and other income	180	84	90	8	95	98	75	10

	855	705	711	729	551	549	490	481

Expenses
Interest	291	250	224	229	218	235	199	154
Asset management and other operating costs	70	84	71	87	60	51	53	53
Current income taxes	23	37	14	88	28	30	16	46
Non-controlling interest in net income before the following	108	118	100	151	74	78	83	112

Net income before the following	363	216	302	174	171	155	139	116
Equity accounted income (loss) from investments	(7)	3	(22)	9	34	73	103	62
Gains on disposition of Falconbridge	—	—	—	—	785	565	—	—
Depreciation and amortization	(136)	(127)	(104)	(103)	(102)	(92)	(77)	(79)
Future income taxes and other provisions	(45)	(16)	(51)	5	(180)	(121)	(28)	(67)
Non-controlling interests in the foregoing items	70	59	54	66	28	30	28	55

Net income	$245	$135	$179	$151	$736	$610	$165	$87

We manage our business with the objective of generating sustainable cash flows that will demonstrate steady growth over the long term. Nevertheless, our financial results vary from quarter to quarter based on the impact of seasonality within certain businesses as well as the impact of specific initiatives.
Fees earned include participation fees and leasing fees that arise from the completion of specific initiatives and represent a meaningful portion of our overall fees at this stage of development of our business. We earned large fees of this nature in both the third and fourth quarters of 2005. We believe that the level of fee revenues will become increasingly stable as we expand the amount of base management fees earned through the growth in assets under management and as the funds mature, resulting in a more diverse range of performance fees.
Within our property operations, core office results tend to be stable quarter over quarter, excluding the impact of property acquisitions or dispositions. Residential operations tend to generate most of the operating cash flow in the second half of the year due to the seasonality of the business in our U.S. markets. We received significant dividends from Canary Wharf in the third and fourth quarters of 2005 that are reflected in cash flow from operations on the following page. Our results for the third quarter of 2006 benefitted from the contributions from new office properties, disposition gains, and a strong contribution from our residential operations.
The contribution from power generation varies with water flows and prices for electricity, both of which are seasonal in nature. The results are typically strongest in the first quarter of each year as both prices and water flows are high relative to the balance of the year. The 2006 results reflect improved water flows and a larger installed capacity base due to newly acquired facilities and selective developments.
Revenues from timberlands and transmission infrastructure are expected to remain relatively stable through the year with our recently acquired Transelec transmission operations contributing from the third quarter of 2006 onward. Returns from our specialty funds, investments and financial assets will vary as a result of changes in capital deployed, disposition gains or other income realizations. Disposition gains are, by their nature, difficult to predict however the dynamic nature of our asset base gives rise to opportunities to realize gains with relative frequency.

Brookfield Asset Management | Q3 / 2006 Interim Report	33

The eight recently completed quarters of cash flow from operations are as follows:

	2006			2005				2004
MILLIONS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net income before the following	$363	$216	$302	$174	$171	$155	$139	$116
Dividends	5	51	5	78	115	60	16	17

Cash flow from operations and gains	368	267	307	252	286	215	155	133
Preferred share dividends	7	10	10	10	8	9	8	7

Cash flow to common shareholders	$361	$257	$297	$242	$278	$206	$147	$126

Common equity – book value	$4,905	$4,271	$4,663	$4,514	$4,586	$3,872	$3,411	$3,277
Common shares outstanding [1]	387.3	386.8	386.6	386.4	391.7	390.3	389.3	388.1
Per common share [1]
Cash flow from operations	$0.91	$0.64	$0.75	$0.61	$0.69	$0.52	$0.37	$0.33
Net income	0.60	0.31	0.43	0.36	1.82	1.51	0.39	0.20
Dividends	0.16	0.16	0.10	0.10	0.10	0.10	0.09	0.09
Book value	12.90	12.46	12.29	11.81	11.83	10.05	8.91	8.51
Market trading price (NYSE)	44.34	40.62	36.71	33.55	31.07	25.44	25.17	24.01
Market trading price (TSX) – C$	49.42	44.86	42.85	39.07	36.09	31.20	30.47	28.77

1	Adjusted to reflect three-for-two stock split
Contractual Obligations and Guarantees
Our annual report contains a table and description of our contractual obligations, which consist largely of long term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.
The company previously signed a definitive agreement to acquire all of the shares of Trizec Properties Inc. In connection with the Merger Agreement, Brookfield had guaranteed the payment obligations that arise under the Merger Agreement, in an amount, in the aggregate not to exceed $1.1 billion. The transaction closed on October 5, 2006 and all payment obligations were satisfied by Brookfield and our investment partners.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first nine months of 2006 and the same period in 2005 and 2004 are as follows:

	Distribution per Security
	2006	2005	2004

Class A Common Shares [1]	$0.42	$0.29	$0.27
Class A Preferred Shares
Series 1 [2]	—	—	0.29
Series 2	0.65	0.46	0.40
Series 3 [3]	—	1,678.73	1,277.21
Series 4 + Series 7	0.65	0.46	0.40
Series 8	0.78	0.54	0.42
Series 9	0.93	0.87	0.79
Series 10	0.95	0.88	0.81
Series 11	0.91	0.85	0.78
Series 12	0.90	0.83	0.76
Series 13	0.65	0.46	—
Series 14	2.27	1.65	—
Series 15	0.73	0.46	—
Preferred Securities
Due 2050	1.39	1.28	1.18
Due 2051	1.38	1.28	1.17

1 Adjusted to reflect three-for-two stock split

2 Redeemed July 30, 2004

3 Redeemed November 8, 2005

34	Brookfield Asset Management | Q3 / 2006 Interim Report

Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.
Additional Share Data
Issued and Outstanding Common Shares
During the nine months ended September 30, 2006 and the year ended December 31, 2005, the number of issued and outstanding common shares changed as follows:

	September 30	December 31
MILLIONS	2006[1]	2005[1]

Outstanding at beginning of year	386.4	388.1
Issued (repurchased)
Dividend reinvestment plan	—	—
Management share option plan	0.9	2.3
Conversion of debentures and minority interests	—	1.9
Issuer bid purchases	—	(5.9)

Outstanding at end of period	387.3	386.4
Unexercised options	20.1	18.9

Total diluted common shares	407.4	405.3

1	Adjusted to reflect three-for-two stock split
In calculating our book value per common share, the cash value of our unexercised options of $351 million (2005 – $272 million) is added to the book value of our common share equity of $4,905 million (2005 – $4,514 million) prior to dividing by the total diluted common shares presented above.
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the third quarter of 2006 and 2005 are summarized in the following table:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2006	2005[1]	2006	2005[1]

Net income	$245	$736	$559	$1,511
Preferred share dividends	(7)	(8)	(27)	(25)

Net income available for common shareholders	$238	$728	$532	$1,486

Weighted average	387	390	387	390
Dilutive effect of the conversion of notes and options using treasury stock method	11	9	11	9

Common shares and common share equivalents	398	399	398	399

1	Share numbers adjusted to reflect three-for-two stock split

Brian D. Lawson	Bryan K. Davis
Managing Partner and Chief Financial Officer	Managing Partner, Finance
November 3, 2006
Brookfield Asset Management  |  Q3 / 2006 Interim Report                                35

Consolidated Financial Statements
Consolidated Statements of Income

UNAUDITED	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2005	2006	2005

Total revenues	$1,405	$1,356	$3,993	$3,480

Fees earned	$64	$58	$187	$140
Revenues less direct operating costs
Property	380	270	999	749
Power generation	122	92	478	341
Timberlands	24	13	86	31
Transmission infrastructure	56	6	70	18
Specialty funds	29	17	97	43

	675	456	1,917	1,322
Investment and other income	180	95	354	247
Disposition gains	—	—	—	21

	855	551	2,271	1,590

Expenses
Interest	291	218	765	652
Asset management and other operating costs	70	60	225	164
Current income taxes	23	28	74	74
Non-controlling interests in net income before the following	108	74	326	235

	363	171	881	465

Other items
Equity accounted income (loss) from investments	(7)	34	(26)	210
Gain on disposition of investment	—	785	—	1,350
Depreciation and amortization	(136)	(102)	(367)	(271)
Future income taxes and other provisions	(45)	(180)	(112)	(329)
Non-controlling interests in the foregoing items	70	28	183	86

Net income	$245	$736	$559	$1,511

Net income per common share [1]
Diluted	$0.60	$1.82	$1.34	$3.72
Basic	$0.62	$1.86	$1.38	$3.81

1	Adjusted to reflect three-for-two stock split.
Consolidated Statements of Retained Earnings

UNAUDITED			Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS			2006	2005	2006	2005

Retained earnings, beginning of period			$3,517	$2,620	$3,321	$1,944
Net income			245	736	559	1,511
Shareholder distributions	—	Preferred equity	(7)	(8)	(27)	(25)
	—	Common equity	(61)	(41)	(159)	(116)
Amount paid in excess of the book value of common shares purchased for cancellation			—	—	—	(7)

Retained earnings, end of period			$3,694	$3,307	$3,694	$3,307

36                               Brookfield Asset Management  |  Q3 / 2006 Interim Report

Consolidated Statements of Cash Flows

UNAUDITED	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2006	2005	2006	2005

Operating activities
Net income	$245	$736	$559	$1,511
Adjusted for the following non-cash items
Depreciation and amortization	136	102	367	271
Future income taxes and other provisions	45	180	112	329
Gains on disposition of Falconbridge	—	(785)	—	(1,350)
Non-controlling interest in non-cash items	(70)	(28)	(183)	(86)
Excess of equity income over dividends received	12	(29)	87	(129)

	368	176	942	546
Net change in non-cash working capital balances and other	(415)	255	(479)	329

	(47)	431	463	875

Financing activities
Corporate borrowings, net of repayments	(144)	(181)	(2)	(15)
Property specific mortgages, net of repayments	1,107	176	1,731	877
Other debt of subsidiaries, net of repayments	28	(149)	(76)	(93)
Capital provided by non-controlling interests	32	—	888	263
Common shares and equivalents repurchased, net of issuances	5	—	10	(12)
Common shares of subsidiaries repurchased, net of issuances	(1)	(18)	(36)	(63)
Undistributed non-controlling interests of cash flow	73	46	206	137
Shareholder distributions	(68)	(49)	(186)	(141)

	1,032	(175)	2,535	953

Investing activities
Investment in or sale of operating assets, net
Property	(621)	(90)	(1,045)	(353)
Power generation	(202)	(182)	(611)	(383)
Timberlands	(3)	(31)	(6)	(806)
Transmission infrastructure	(13)	(37)	(1,732)	(77)
Securities and loans	(175)	(240)	(445)	(371)
Financial assets	78	(498)	631	(386)
Other property, plant and equipment	6	(43)	(10)	(43)
Investments	(4)	1,325	(4)	1,321
Dividend from Canary Wharf Group, plc	—	110	—	110

	(934)	314	(3,222)	(988)

Cash and cash equivalents
Increase (decrease)	51	570	(224)	840
Balance, beginning of period	676	674	951	404

Balance, end of period	$727	$1,244	$727	$1,244

Brookfield Asset Management  |  Q3 / 2006 Interim Report                               37

Consolidated Balance Sheets

	(UNAUDITED)
	September 30	December 31
MILLIONS	2006	2005

Assets
Cash and cash equivalents	$727	$951
Financial assets	1,653	2,171
Investments	585	595
Accounts receivable and other	5,876	4,148
Operating assets
Property, plant and equipment	20,278	15,776
Securities	1,696	2,069
Loans and notes receivable	735	348

	$31,550	$26,058

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages	$11,658	$8,756
Subsidiary borrowings	3,213	2,510
Corporate borrowings	1,637	1,620
Accounts payable and other liabilities	5,338	4,561
Capital securities	1,651	1,598
Non-controlling interests in net assets	2,633	1,984
Shareholders’ equity
Preferred equity	515	515
Common equity	4,905	4,514

	$31,550	$26,058

38                               Brookfield Asset Management  |  Q3 / 2006 Interim Report

Notes to Consolidated Financial Statement – Unaudited
1. SUMMARY OF ACCOUNTING POLICIES
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.
     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
2. FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
     On January 27, 2005, the CICA issued the following three new accounting standards: Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” and Handbook Section 3865, “Hedges.” These standards will take effect on January 1, 2007.
(i) Comprehensive Income, CICA Handbook Section 1530
As a result of adopting this standard, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include: unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and receivables; Held-for-trading; or Available-for-sale. Financial assets and liabilities held for trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
This new standard now specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges on a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk which are recognized in Net Income and are offset by changes in the fair value of the derivative to the extent that the hedging relationship is effective, which are also recognized in Net Income. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be recorded in or recognized as Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income, whereas they are currently recognized in the company’s Cumulative Translation Account.
Brookfield Asset Management   |   Q3 / 2006 Interim Report        39

(iv) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.
(v) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159 “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain.
3. Acquisitions
During the third quarter, the company and a joint venture partner acquired, and subsequently 100% leased to Chevron, a building in Houston for $120 million, comprising 1.2 million square feet. In addition, the company completed a $460 million acquisition of 33 commercial properties across the U.S comprising 5.3 million square feet. During the second quarter, the company acquired two buildings in the Washington D.C. area for $230 million. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. In October 2006, the company completed the acquisition of all of the shares of Trizec Properties Inc. (“Trizec”), and Trizec Canada Inc., for a combined equity value of $4.8 billion. The Trizec portfolio consists of 61 high-quality office properties totalling 40 million square feet. The company is joined by a partner in the acquisition and as a result will be responsible for managing and operating 18.5 million square feet of the portfolio.
In the second quarter, the company completed the acquisition of two hydroelectric generating stations totalling 39 megawatts in Maine for approximately $146 million including assumed liabilities. During the first quarter, the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities.
In addition, the company completed the acquisition of Transelec on June 30, 2006, which included over 8,000 kilometers of transmission lines and 51 substations in Chile for approximately $2.5 billion, including assumed liabilities. The acquisition resulted in goodwill of approximately $600 million.
4. Investments
The company completed the financial restructuring of Stelco at the end of the first quarter resulting in a 37% equity interest. Brookfield commenced recording its share of Stelco’s earnings in the third quarter of 2006, one quarter behind, reflecting its share of Stelco’s earnings reported for the second quarter of 2006.
5. Guarantees and Commitments
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
In June 2006 the company signed a definitive agreement to acquire all of the shares of Trizec Properties Inc. In connection with the Merger Agreement, Brookfield had guaranteed the payment obligations that arise under the Merger Agreement, in an amount, in the aggregate not to exceed $1.1 billion. The transaction closed on October 5, 2006 and all payment obligations were met by Brookfield and our investment partners.
40        Brookfield Asset Management   |   Q3 / 2006 Interim Report

6. Common Equity
The company’s common equity is comprised of the following:

	(UNAUDITED)
	September 30	December 31
MILLIONS	2006	2005

Class A and B common shares	$1,209	$1,199
Retained earnings	3,694	3,321
Cumulative translation adjustment	2	(6)

Common equity	$4,905	$4,514

SHARES OUTSTANDING (millions)
Class A and B common shares issued	387.3	386.4
Unexercised options	20.1	18.9

Total fully diluted common shares	407.4	405.3

The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
7. Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.
Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over fi ve years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
During the fi rst nine months of 2006, the company granted 2.2 million stock options at an average exercise price of C$41.04 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 17% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 3.9%.
8. Future Income Taxes and Other Provisions
The following table provides a breakdown of future income taxes and other provisions:

UNAUDITED	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
MILLIONS	2006	2005	2006	2005

Future income taxes	$47	$172	$175	$285
Other provisions, net of taxes	(2)	8	(63)	44

	$45	$180	$112	$329

9. Segmented and Other Information
Revenue and assets by geographic segments are as follows:

	Revenue				Assets
MILLIONS	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
UNAUDITED	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Dec. 31, 2005

United States	$490	$1,011	$1,712	$2,183	$14,282	$12,633
Canada	696	235	1,655	875	10,476	9,463
International	219	110	626	422	6,792	3,962

	$1,405	$1,356	$3,993	$3,480	$31,550	$26,058

Brookfield Asset Management   |   Q3 / 2006 Interim Report       41

Revenue, net income and assets by reportable segments are as follows:

	Revenue and Net Income								Assets
	Three months ended		Three months ended		Nine months ended		Nine months ended		Sept. 30	Dec. 31
	Sept. 30, 2006		Sept. 30, 2005		Sept. 30, 2006		Sept. 30, 2005		2006	2005
UNAUDITED		Net		Net		Net		Net
MILLIONS	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income

Property	$694	$41	$782	$42	$2,048	$103	$2,071	$125	$12,386	$10,874
Power generation	182	30	149	(40)	675	178	563	75	4,246	3,568
Timberlands	66	2	232	6	175	39	301	10	1,029	888
Transmission infrastructure	68	5	13	12	88	8	42	18	1,909	130
Specialty Funds	78	19	30	27	215	95	50	41	1,589	480

	1,088	97	1,206	47	3,201	423	3,027	269	21,159	15,940
Investment income and other, cash interest and other cash expenses	317	183	150	814	792	153	453	1,347	10,391	10,118

	$1,405	280	$1,356	861	$3,993	576	$3,480	1,616	$31,550	$26,058
Equity accounted earnings, depreciation, taxes and other non-cash items		(35)		(125)		(17)		(105)

Net income		$245		$736		$559		$1,511

Cash taxes paid for the nine month period were $78 million (2005 – $78 million) and are included in other cash expenses. Cash interest paid totalled $690 million (2005 – $614 million).
10. Investment in Falconbridge
During the third quarter of 2005 the company recognized a gain of $636 million on the partial monetization of its investment in Falconbridge, which is net of an associated tax provision of $149 million. The company also received $19 million of equity income from investment during that period ($16 million net of tax) and $145 million of equity income for the first nine months of 2005 ($119 million net of tax). The company sold virtually all of its remaining investment in Falconbridge during the third quarter of 2005.
11. Subsequent Events
On October 5, 2006, the company completed the acquisition of Trizec in a $7.2 billion transaction. The portfolio, acquired in a U.S. Office Fund, consists of approximately 26 million square feet in New York, Washington, D.C., Los Angeles and Houston.
On October 25, 2006, the company completed an initial public offering of 66 million shares of Brascan Residential Properties S.A. at R$16 (US$7.45) per share for total proceeds of US$491.7 million. Following the offering, the company indirectly owns a 63% interest and recorded a gain on the transaction.
In October 2006, the company acquired two hydroelectric facilities, totaling 107 megawatts, located in West Virginia for $120 million.
On November 1, 2006, the company issued a C$200 million 5.25% Debenture due November 5, 2018 and a C$150 million 5.84% Debenture due November 5, 2036.
42	Brookfield Asset Management | Q3 / 2006 Interim Report

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at the following location:
Brookfield Asset Management Inc.
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:         416-363-9491
Facsimile:           416-365-9642
Web Site:            www.brookfield.com
E-Mail:                enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:         416-643-5500 or
                           1-800-387-0825 (Toll free throughout North America)
Facsimile:           416-643-5501
Web Site:           www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2005 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Stock Exchange Listings

	Outstanding at September 30, 2006	Symbol	Stock Exchange

Class A Common Shares	387,165,619	BAM, BAM.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,049,792	BAM.PR.E	Toronto
Series 9	2,950,208	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Preferred Securities
8.35%	5,000,000	BAM.PR.S	Toronto
8.30%	5,000,000	BAM.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares[1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares[1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities[2]
8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

[1]	All dividend payments are subject to declaration by the Board of Directors

[2]	Interest payments
Brookfield Asset Management   |   Q3 / 2006 Interim Report        43

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM
Corporate Offices

Toronto – Canada	New York – United States	London – United Kingdom
Suite 300, BCE Place	Three World Financial Center	20 Canada Square
181 Bay Street, Box 762	200 Vesey Street, 11th Floor	Canary Wharf
Toronto, Ontario M5J 2T3	New York, New York 10281-0221	London E14 5NN
T 416-363-9491	T 212-417-7000	T 44 (0) 20-7078-0220
F 416-365-9642	F 212-417-7196	F 44 (0) 20-7078-0221
Brasilia – Brazil

SHIS, Q1 15, Conjunto 05, Casa 02/04
Lago Sul – Brasilia
Distrito Federal CEP: 71.635-250 T 55 (61) 2323-9100 F 55 (61) 2323-9198